                                                                       EXHIBIT 1

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2009
                                   (UNAUDITED)

CONTENTS

                                                                   PAGE

Report of the Board of Directors                                   F - 2

Management Review                                                  F - 24

Certifications of the General Manager and the Comptroller          F - 33

Condensed Financial Statements                                     F - 35

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This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS AS OF JUNE 30, 2009

At the meeting of the Board of Directors that was held on August 18, 2009, it was resolved to approve the Bank's unaudited financial statements as of June 30,
2009. The financial statements are presented in accordance with the directives of the Supervisor of Banks.

ECONOMIC DEVELOPMENTS

The first half of 2009 was characterized on the one hand by the real impact of the global financial crisis, and on the other hand by the quicker recovery of the financial markets. The data in real terms, both in the developed countries and in Israel, indicate a decline in gross national product and in an increase in unemployment. On the other hand, during the first half of 2009, the financial markets were witness to a significant increase in share prices and a decline in corporate bond yields. The upward trend in the stock markets of Israel and the world continued at an even stronger pace during the month of July 2009.

The first half of 2009 was witness to great volatility in the rate of the dollar. In the first quarter of 2009, the rate of the dollar rose by 10.2%
versus the shekel. The exchange rate of the U.S. dollar amounted to NIS 4.188 to the dollar as of March 31, 2009, compared with NIS 3.802 to the dollar on
December 31, 2008. This increase was influenced by the strengthening of the dollar on global markets. In the second quarter of 2009, concurrent with the stabilization of the financial markets, the dollar weakened, both in Israel and on global markets. On June 30, 2009, the dollar stood at a rate of $1 = NIS
3.919, a decline of 6.4% for the quarter. The weakening trend in the dollar continued even after June 30, 2009 and immediately prior to the release of the financial statements, the exchange rate stood at NIS 3.82 to the dollar.

The "known" Consumer Price Index increased in the first half of 2009 by 1.2%.
The second quarter of the year showed an increasing trend in inflation, with the
Consumer Price Index rising by 1.9% in the quarter, following a decrease of 0.7%
in the first quarter of the year. The Consumer Price Index in respect of June
2009 and in respect of July, which were publicized subsequent to June 30, 2009 increased by 0.9% and 1.1% respectively and indicated a continued increasing trend in the rate of inflation.

The Bank of Israel maintained the low rate of the Bank of Israel interest rate during the course of the second quarter of 2009, with a rate of 0.5% for the quarter, compared with a rate of 1.75% on December 31, 2009. In August 2009, after publication of the Index in respect of July 2009, the Bank of Israel also refrained from making a change in the interest rate. The yield of the Israeli
T-bills (MAKAM) with a maturity of one year amounted to 1.65% and reflected an expected increase in the average interest rate of 1.2%.

THE FOLLOWING TABLE PRESENTS DATA REGARDING THE EFFECT OF THE INCREASE
(DECREASE) IN THE "LAST KNOWN" CPI AND THE RATES OF DEVALUATION (APPRECIATION)
OF THE SHEKEL IN RELATION TO THE DOLLAR AND THE EURO:

                                                    THREE MONTHS                SIX MONTHS          YEAR ENDED
                                                    ENDED JUNE 30,             ENDED JUNE 30,       DECEMBER 31,
                                                 2009          2008          2009         2008         2008
                                               --------      --------      --------     --------      --------
                                                   %             %             %            %             %
                                               --------      --------      --------     --------      --------

Increase in "last published" CPI                    1.9           2.4           1.2          2.8           4.5
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar, nominal         (6.4)         (5.7)          3.1        (12.8)         (1.1)
Rate of devaluation (appreciation) of the
 shekel in relation to the euro, nominal           (0.7)         (6.0)          4.5         (6.6)          6.4

FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

                                     F - 2

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, consummation or non-consummation of the sale of the shares of the Bank in accordance with the compromise and Arrangement Plan between the Bank and its shareholders that was approved by the court on November 24, 2008, and future decisions regarding the affairs of the Bank by the Government of Israel, changes in the condition of the Bank's customers, or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the Directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

The report of the board of directors presented below and the financial statements do not include a report on activity segments, mainly due to the exemption granted to the Bank by the Supervisor of Banks regarding such information.

PRINCIPAL DEVELOPMENTS AT THE BANK IN RECENT YEARS

On November 24, 2008, the Tel Aviv-Jaffa District Court approved a Compromise and Arrangement Plan, pursuant to Article 350 of the Companies Law - 1999, between the Bank and its shareholders, at the center of which was the blueprint for the sale of most of the shares of the Bank and the redemption of the balance of the shares (the "Arrangement Plan"). This approval was granted further to the approval of the various classes of shareholders of the Bank on October 30, 2008 and November 6, 2008. According to the blueprint which was included in the
Arrangement Plan, the Government Companies Authority has to take steps, further to the approval of the Arrangement Plan, to locate a purchaser for the shares of the Bank through a sale process to be managed by the Authority.

As part of the above, on April 6, 2009, the Government Companies Authority issued a press release on behalf of the Israeli Government whereby those parties interested in purchasing the entire issued share capital of the Bank were invited to contact the Government Companies Authority in accordance with the stipulations of the press release and the sale procedure that had also been issued by the Authority at the same time. According to the notification sent to the Bank by the Authority, applications were received by the Authority from five parties that expressed an interest in participating in the sale process of the shares of the Bank. On July 13, 2009, the Bank's data room was opened for the performance of due diligence work by those parties who submitted applications and whose further participation in the sale process was approved by the
Authority (perusal of the documents of the Bank in the data room, submission of price quotes, etc.). As of the date of release of these financial statements, the phase for submission of price quotes had not yet commenced. For more details regarding the Arrangement Plan, see below.

Further to the approval of the Arrangement Plan by the court, the State repaid to the Bank on December 31, 2008 an amount of NIS 857.5 million of the Bank's perpetual deposits with the Treasury. At the same time, the Bank repaid the special credit line out of the aforementioned funds, in an amount of NIS 304.5 million.

In view of the progress made in the process of privatizing the Bank, the Bank and the Treasury held deliberations in the first half of 2009 in connection with the repayment of the government deposits with the Bank and with the settlement of mutual monetary claims between the Bank and the State. Further to these deliberations, on June 29, 2009, a protocol summarizing the deliberations was signed between the Bank and the Finance Ministry (the Controller General's
Office), according to which:

o    The loans of the Bank to the Electric Company (the balance of which as of
     June 30, 2009 amounted to NIS 4,733 million) and the deposits of the State with the Bank which served as a source for such loans, will be assigned to the State and the Bank will receive an amount of NIS 0.5 million as compensation for the loss of the margin.

                                     F - 3

o    The Bank will make early repayment of the deposits made by the Treasury with the Bank and which served as the source for the loans for which the
     Bank was liable. The Bank will pay an early redemptions fee of NIS 5 million. The total balance of the deposits as of June 30, 2009 amounted to
     NIS 308 million. After the repayment is made, there will be no State deposits on the balance sheet of the Bank.

o    The Bank will pay the State an amount of NIS 12.5 million in respect of the settlement of mutual claims between the Bank and the State in connection with the credit granted by the Bank in the past that was either partially or fully secured by a State guarantee, and in respect of the transfer of the right to the rest of the collection of these credits to the Bank. The government deposits that served as the source for the granting of the
     State-guaranteed credit will be forfeited.

o    The State will pay the Bank an amount of NIS 8.1 million in respect of the management of the State-guaranteed credit it granted in the past and in respect of the share of the State in the expenses of managing the Bank's securities, the proceeds of which was deposited with the Treasury.

o    The Bank will refund to the State an amount of NIS 8.6 million in respect of tax advances returned to the Bank and which were paid by the Bank, with state funding, in respect of interest on its perpetual deposits with the
     Treasury.

According to the protocol, in addition to the returning to the State of the balance of its deposits with the Bank (at their value on the date of repayment), the Bank will pay the State in respect of the aforementioned mutual accountings
(including the early redemption fee and including in respect of the right to the rest of the collections of the State-guaranteed credit) an amount of NIS 17.5 million. The objective of the above protocol is to settle the mutual claims and to finalize the accounting between the Bank and the State in various matters, thereby simplifying and clarifying the relationship between the Bank and the
State in advance of the expected privatization of the Bank.

The protocol states that the agreements reached are subject to the approval of all of the required parties in the Controller General's division and to the approval of the institutions of the Bank including the general shareholders meeting. The State is a "controlling shareholder" in the Bank, as that term is defined in Article 268 of the Companies Act - 1999 and, accordingly, (and under the assumption that we are dealing with an "extraordinary transaction"), the protocol requires the approval of the Audit Committee, the Board of Directors, and the General Shareholders Meeting of the Bank, in that order. In accordance with the Companies Act - 1999, the Audit Committee may not grant its approval unless at the time of such approval, two external directors are serving on the committee. As publicized by the Bank, both in its immediate reports and in its financial statements as of March 31, 2009, the last external directors to serve at the Bank completed their tenures on March 22, 2009, and the appointment of new external directors was delayed until the a candidate was proposed to serve as the appointment of the State to the position of external director. The Bank was recently informed regarding the particulars of the candidate to serve as an external director of the Bank on behalf of the State, and the Bank announced that a general shareholders meeting would be held on September 3, 2009 to appoint the missing external directors. After appointment of the external directors, the Bank intends on implementing the process of approving the aforementioned protocol.

The protocol stipulates that the agreement will go into effect after the required approvals are obtained and after a formal agreement is signed between the Bank and the State on the basis of and in accordance with the aforementioned protocol.

The loans of the Bank to the Electric Company which, in accordance with the aforementioned protocol, were supposed to be assigned by the Bank (together with the deposits which served as a source to the loans) to the State, were
State-guaranteed. Prior to such assignment, the State requested that the Bank change the manner in which the loans of the Bank to the Electric Company are secured. Instead of their being secured by a State guarantee, it was agreed between the State and the Bank that the loans would be converted into loans secured by the deposits which served as the source of the loans, and that the
Bank would be required to redeem the deposits only if the Electric Company repays its loans to the Bank. After the board of directors was furnished with a legal opinion that the proposed change should not be viewed as an "extraordinary transaction" that does not also require the approvals of the Audit Committee and the General Shareholders Meeting, and after it was convinced that the change was technical in nature, a change that does not impair the position of the Bank, and that in essence, the Bank continued not to be liable for the loans, rather the
State of Israel continued to be fully liable for them, the board of directors of the Bank approved the requested change. An agreement on this matter was signed between the Bank and the State on June 18, 2009.

                                     F - 4

In accordance with the provisions for reporting to the public which were issued by the Banking Commissioner and which still apply to the Bank, since the redemption of the aforementioned deposits to the State is contingent as a result of the aforementioned change on the degree of collection of the loans of the bank to the Electric Company, the loans and the deposits should be offset against one another and presented in the balance sheet in their net amount.
Since, except for a negligible amount, the balance of the deposits is identical with the balance of the loans, they offset one another and are not presented in the balance sheet.

The credit and the deposits will be disclosed in the note on contingent liabilities and special commitments as part of the item entitled "Off-balance sheet commitments in respect of activity by degree of collection" (see Note 10E of the financial statements).

THE ACTIVITY OF THE BANK DURING AND AFTER THE RUN-OFF PLAN

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, requiring it to procure a special line of credit by the Bank of Israel. Further to thee liquidity crisis, the Bank stopped providing credit and focused its business on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan, at the center of which was a supervised sale of the credit assets of the Bank, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial Committee for Social and Economic Affairs (the Social-Economic Cabinet) approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008. Furthermore, the Bank's Board of Directors
decided that due to the reduction in the Bank's activity pursuant to the
"Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008.

On August 1, 2008, the "banking license" of the Bank expired and the Bank ceased being a banking entity. Commencing from that date, the Bank is subject to a restriction by virtue of the Banking Law (Licensing) - 1984, whereby the number of depositors making deposits with the Bank may not exceed 29. Notwithstanding, the Bank is still entitled to use the word "bank" as part of its name for a period of three years following the expiration of its license.

The principal components of the "Run-Off" plan that was implemented by the Bank were a supervised sale of the Bank's assets and a significant reduction in manpower and in operating expenses.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

Both during and after the period of the Run-off Plan which expired on July 31,
2008, the Bank refrained from granting new credit and focused on the collection of its existing credit. The Bank intends on continuing this reduced activity framework until the completion of the sale of the shares of the Bank as part of the Arrangement Plan or until other developments occur concerning the matters of the Bank, in the event that the sale of the shares is not implemented.

As part of the reduction in its activity, the Bank notified the head of the
Investment Center of the Ministry of Industry, Commerce and Employment, in its
letter dated May 10, 2009, that it would no longer render services in connection with the performance of economic feasibility surveys for investment plans that the Bank performs on behalf of the State. Nevertheless, it is possible that at the request of the Investment Center, the Bank will continue providing such services, but under a different format than in the past.

                                     F - 5

At present, it is impossible to assess if the sale of the shares of the Bank pursuant to the Arrangement Plan will take place and what the impact will be on the Bank if the sale of the shares of the Bank does not take place.

THE GOVERNMENT RESOLUTION CONCERNING THE PRIVATIZATION OF THE BANK

On April 29, 2008, the Ministerial Committee of Privatization passed a resolution concerning the privatization of the Bank, as part of a petition to approve the arrangement pursuant to Article 350 of the Companies Law. The full version of the resolution was published by the Bank in an Immediate Report dated
April 30, 2008. The privatization resolution stipulates, among other things, the following:

o    The shares of the Bank held by the State will be sold in one block, by way of a private sale, to an investor or group of investors from Israel and/or abroad (the "Purchaser"), as part of an overall blueprint for the sale of the shares of the Bank, including those held by the public, to the purchaser (the "Sale").

o    Until the consummation of the sale, the Bank will continue collecting its credit portfolio.

o    The Accountant General of the Finance Ministry was authorized to carry out various steps in connection with the privatization.

o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

On June 10, 2009, the Finance Committee of the Israeli Parliament approved the manner for the privatization of the Bank as required by the Government Companies
Law - 1975.

The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the Bank that was previously assessed by the Finance Ministry and the Government Companies
Authority.

THE COMPROMISE AND ARRANGEMENT PLAN PURSUANT TO ARTICLE 350 OF THE COMPANIES LAW
- 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS

Further to the government resolution regarding the privatization of the Bank and in accordance with the resolution of the Board of Directors of the Bank decided at its meeting of May 26, 2008, the Bank filed a petition on July 6, 2008 with the Tel Aviv - Jaffa District Court to approve the Compromise and Arrangement
Plan pursuant to Article 350 of the Companies Law between the Bank and its shareholders.

Prior to its decision regarding the submission of the request to have the
Arrangement Plan approved, the Board of Directors was presented with an expert opinion regarding the reasonableness of the criterion for determining the
Minimum Price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, and regarding a document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of
September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an
Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders, which according to the Arrangement Plan constitutes an alternative to the sale of the shares of the
Bank, in the event that such a sale is not realized.

The resolution of the Board of Directors regarding the submission of the
Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the
Arrangement Plan, may be more beneficial to the public shareholders than the alternative of liquidating the Bank.

                                     F - 6

A description of the Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008 (except for minor changes. This description is in line with the plan that was included in the petition that was filed by the Bank on July 6, 2008). A brief description follows:

The Arrangement Plan includes three parts (two of which are alternatives) which the shareholders and the court were asked to approve:

1.   The first part will be implemented immediately upon the approval of the
     Arrangement Plan (by the meetings of the type of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflect the proceeds of the issuance of the D and DD shares held by the public (which will continue to be maintained as a dollar-linked deposit).
     The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel.
     The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sale process to be implemented by the Government Companies Authority.

     The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of
     Israel.

     If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "Minimum Price"), the consummation of the sale shall be subject to the approval of the meeting of the C-type shareholders (C, CC and CC1) (by a majority of 75% of the value represented by the vote). The
     State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the Minimum Price.

     The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by Professor A.
     Barnea as part of the abovementioned document which he drafted, and which is attached to the Arrangement Plan.

     The State shall refund to the Bank part of the perpetual deposits it still holds, in accordance to the description of part 1 above.

     The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the
     Bank, or the State. In addition, the Bank will waive any claim, demand, or suit toward the State in connection with the perpetual deposit, the payment of interest in respect thereof, and its refunding to the Bank.

     The Bank will assign its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the State deposit which served as a source of such loan. The rights will be assigned to the party to which the
     Bank is instructed by the Accountant General.

     The conditions for the performance of the second part (the sale arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

                                     F - 7

3.   The third part (the dividend arrangement) is an alternative to the second part (the sale arrangement) and it shall be carried out in the event that the sale arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December 31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the
     Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

     Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to the accumulation of a preferred dividend in respect of their shares, including in relation to the aforementioned period).

Subject to the carrying out of the dividend arrangement, the Bank will waive any claim, demand, or suit toward the State in connection with the payment of interest in respect of part of the perpetual deposit which reflects the considerations of the issuance of the Group C shares, and the Group D shares that are owned by the State (without it detracting from any claim, demand, or suit of the Bank in connection with the payment of the interest on the balance of the perpetual deposit) and in respect of the refund of the perpetual deposit by the State.

It is hereby clarified and emphasized that the above is solely a condensed description of the major features of the Arrangement Plan. It does not replace the full version of the Arrangement Plan as submitted to the court.

Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, then concurrent with the submission of a request to the court to approve the Arrangement Plan, on July 6, 2008, the Bank also submitted to the court a request to reduce its capital. The petition was approved by the court on November 20, 2008.

The arrangement pursuant to Article 350 of the Companies Law - 1999 is subject to the approval of the meetings of the classes of shareholders of the Bank, as well as the approval of the court. On October 30, 2008 and November 6, 2008, the
Arrangement Plan was approved by the meetings of the classes of shareholders of the Bank and on November 24, 2008, the plan was approved by the Court.

Further to the approval of the Arrangement Plan and pursuant to the stipulations therein, the Government repaid to the Bank, on December 31, 2008, the perpetual deposits it had deposited with the Treasury (except the part thereof that reflects the consideration of the issuance of D and DD shares held by the public), the Bank repaid the balance of the credit line placed at its disposal by the Bank of Israel, the originating motion filed against the Bank in the matter of the renewal of the distribution of a dividend was rejected, as was the appeal of the Bank against the court decision that rejected the Bank's originating motion in the matter of the accrual of interest on the perpetual deposits of the Bank with the Treasury.

On April 6, 2009, the Government Companies Authority issued a press release on behalf of the Israeli Government whereby those parties interested in purchasing the entire issued share capital of the Bank were invited to contact the
Government Companies Authority in accordance with the stipulations of the press release and the sale procedure that had also been issued by the Authority at the same time. According to the notification sent to the Bank by the Authority, applications were received by the Authority from five parties that expressed an interest in participating in the sale process of the shares of the Bank. On July
13, 2009, the Bank's data room was opened for the performance of due diligence work by those parties who submitted applications and whose further participation in the sale process was approved by the Authority (perusal of the documents of the Bank in the data room, submission of price quotes, etc.). As of the date of release of these financial statements, the phase for submission of price quotes had not yet commenced.

                                     F - 8

REPAYMENT OF THE PERPETUAL DEPOSITS OF THE BANK WITH THE TREASURY

According to the first part of the Compromise and Arrangement Plan between the
Bank and its shareholders, the State repaid to the Bank the perpetual deposits in the Treasury, except for the part thereof that reflects the proceeds of the issuance of the D and DD shares held by the public, in a total amount of NIS
857.5 million. Of this amount, an amount of NIS 304.5 million was paid by the
Treasury to the Bank of Israel in respect of the repayment of the balance of the line of credit that was placed at the disposal of the Bank in the third quarter of 2002 as a result of the liquidity problems experienced by the Bank.

The balance of the repayment of the aforementioned perpetual deposits, in an amount of NIS 553.0 million, was transferred to the Bank. As a result, as of both December 31, 2008 and March 31, 2009, the Bank held liquid monetary balances in excess of all of its liabilities to its creditors.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON THE PREFERENCE
SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preference shares and of the
Ordinary Preference shares the quarterly dividend for the second quarter of
2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preference dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. The hearing on the two originating motions was consolidated. The court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved. On August 5, 2007, a ruling was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest does not accrue.

At its meeting on October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears
(including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the
Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. The Bank's appeal was submitted to the Supreme Court on January 6, 2008.

                                     F - 9

At the aforementioned meeting, the Board of Directors of the Bank also discussed the ramifications of the aforementioned ruling on the continuation of its policy regarding the distribution of the dividend on the preferred shares (Preferred C,
CC, CC1, D and DD shares). In view of the stipulation of the ruling pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank is not appealing), and after the Board of Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the ruling no longer gain anything by the non-distribution of the dividend), the
Board of Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting)
to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which are present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance Ministry, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution - prior or concurrent - of the preferred dividend in arrears on those shares (since, in view of the wording of the ruling, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of Association and to empower the chairman of the board to set the date for its convening; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income).

In accordance with the decision of the Board of Directors of the Bank, the general meeting of the Bank convened on January 7, 2008, and on its agenda were the aforementioned proposals to amend the Articles of Association of the Bank, so that the Articles of Association would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's Articles of Association. The Bank announced that it did not object to adding the State, as requested.

As part of the Arrangement Plan between the Bank and its shareholders, which was approved by the court on November 24, 2008, it was stipulated that upon the approval of the plan, the originating motion submitted by the aforementioned financial institutions against the Bank will be rejected, as well as the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the
Treasury.

Accordingly, a short time after the aforementioned approval of the plan, the appropriate petitions were filed to reject both the originating motion of the aforementioned financial institutions and the appeal of the Bank, and the motion and the appeal were rejected, as requested.

The Arrangement Plan that was approved contains two alternative scenarios, each of which includes stipulations or results regarding the issue of the dividend that accrued on the C, CC, CC1, D, and DD shares:

SCENARIO I - the sale of the shares of the Bank, in accordance with the
Arrangement Plan, by December 31, 2009.

In this case, the D and DD shares not held by the State of Israel will be redeemed in accordance with the terms of redemption set out in the terms of the issuance of those shares, so that as part of the redemption, the D and DD shareholders will be paid the full preference dividend in arrears that accrued on their shares in respect of the period from July 2002 up to and including the day preceding the date of redemption (such arrears will be paid back-to-back by the State to the Bank as interest on its perpetual deposits with the Treasury in respect of that period).

The D and DD shares held by the State will not be redeemed, rather they will constitute part of the sold shares and the State will not receive for them the preference dividend in arrears accrued thereupon.

                                     F - 10

The C, CC, and CC1 shares will constitute part of the sold shares, and the holders thereof will not receive the preference dividend in arrears that accrued on their shares. Notwithstanding, the calculation of their share of the consideration of the overall sale also takes into account their claim to receive the dividend in arrears.

The shareholders will waive all claims against the Bank, including regarding the distribution or non-distribution of a dividend, including the cumulative dividend in arrears.

SCENARIO II - the sale of the shares of the Bank, in accordance with the
Arrangement Plan, will not be completed by December 31, 2009.

In this case:

o    On December 31, 2009, or when a liquidation order is issued against the
     Bank, or when a resolution for voluntary liquidation is passed by the
     General Meeting of the Bank (the earliest of these three options), the Bank will pay the holders of the C, CC, and CC1 shares (and will receive back-to-back from the State as interest on the perpetual deposits of the
     Bank with the Treasury) half of the preferred dividend in arrears, at an annual rate of 6% that accrued on their shares in respect of the period
     July 1, 2002 - July 31, 2008, plus linkage differentials and interest by law.

o    The holders of the C, CC, and CC1 shares will waive all claims against the
     Bank, regarding the non-distribution of a dividend in the period starting
     July 1, 2002 and ending on the date of the payment of the dividend in arrears, without such waiver constituting a derogation of their rights pursuant to the articles of the Bank to the accrual of a preference dividend in respect of their shares, including in respect of the aforementioned period.

o    The State will waive all claims against the Bank, the receiver of the Bank, and the liquidation fund of the Bank in connection with 50% of the preference dividend in arrears that accrued on the D and DD shares held by the State, in respect of the period that began on July 1, 2002 and ended on
     July 31, 2008.

o    The Bank will waive all claims against the State in connection with the payment of interest on the perpetual deposits held by it with the Treasury, except for that part thereof that reflects the proceeds of the issue of the
     D and DD shares held by the public.

Regarding the cessation of dividend distributions, the legal and regulatory restrictions applying to the Bank in connection with the distribution of a dividend and the issue of the accrual of interest on the perpetual deposits with the Treasury, see also Notes 14 and 15 of the financial statements.

DIRECTIVE PERTAINING TO REPORTING TO THE PUBLIC

Notwithstanding the fact that upon the expiration of the Bank's banking license on August 1, 2008, the Bank ceased being a "banking entity" as defined in the
Banking Law (Licensing) - 1981, in accordance with the letter of the Supervisor of Banks dated May 29, 2008, the financial statements of the bank will continue to be presented in accordance with the directives and guidelines of the
Supervisor of Banks, for a period of three years following the revocation of the
Bank's banking license.

MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS, CREDIT RISK AND THE PROVISION FOR
CREDIT LOSSES

On December 31, 2007, the Bank of Israel issued a provision addressing the measurement and disclosure of impaired debts, credit risks and the provision for credit losses. The provision is scheduled to go into effect commencing with the financial statements issued after January 1, 2010. In its letter dated August
12, 2007, the Bank of Israel notified the Bank that it is authorized not to make preparations for the implementation of this provision. For information regarding the major features of the new provision, see Note 1.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the Directors' report and the financial statements do not include a description of business segments and information according to business segments.

                                     F - 11

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES

Proper Banking Procedures are issued by the Supervisor of Banks by pursuant to the authority vested in him regarding this issue in the Banking Ordinance -
1941. Notwithstanding the fact that upon the expiration of the Bank's banking license on August 1, 2008, the Bank ceased being a "banking corporation", according to the Banking Law (Licensing) - 1981, the provisions of the Banking
Ordinance still apply to the Bank for an additional period of three years. In a letter dated July 27, 2008, the Supervisor of Banks announced that he was exempting the Bank from compliance with part of the directives of Proper Banking
Procedure, including the directives dealing with the activities of the Board of
Directors, directives dealing with credit (including directive 315 regarding the supplementary provision for doubtful debts), and most of the directives dealing with the investment and management of financial assets. According to the aforementioned letter of the Supervisor of Banks, the directives of Proper
Banking Procedure in the chapters entitled "Control and Management" and Between the Bank and its Customers will continue to apply to the Bank.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 9 of the financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their judgment and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME (LOSS) - As a result of the repayment on December 31, 2008 of most of the perpetual deposit that the Bank had deposited with the Treasury in connection with the Bank's preference shares which are classified from an accounting standpoint as a liability and not shareholders' equity, the Bank recorded exchange rate differentials for the first time in its statement of income for the interim periods of 2009 and a current accrual of a dividend in respect of the preference shares of the Bank in its statement of income. The inclusion of the preference shares as a liability is based on Accounting
Standard No. 22, FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION and on the
clarifications obtained from the Bank of Israel regarding the manner in which the standard should be implemented in the context of the Bank's preference shares. According to U.S. GAAP, these preference shares are included as part of the Bank's shareholders' equity and therefore, in accordance with these principles (which the Bank has to apply in the financial statements that it submits to the U.S. SEC), the dividend that accrued and the exchange rate differentials in respect of the preference shares are not included as an expense in the statement of income. For details on the exchange rate differentials and the dividend accrual in respect of the preference shares, see Note 14 of the financial statements.

                                     F - 12

The Bank's after tax operating income for the first half of 2009 amounted to NIS
28.5 million. This amount is before the recording of the exchange rate differentials and the current dividend accrual to the credit of the Bank's preference shareholders. This expense amounted to NIS 30.3 million, so that following the recording of the expense, the net loss amounts to NIS 1.8 million.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 24.8 million in the first half of 2009, compared with NIS 22.7 million in the same period in 2008.

The financing activity of the Bank in the first half of 2009 was influenced by the following factors:

-    The repayment of the perpetual deposit with the Treasury and the linkage differentials in respect thereof which, until December 31, 2008, were not carried to the statement of income rather were carried directly to the statement of changes in shareholders' equity. The repayment of the deposited amounted to NIS 857.5 million. As a result, the volume of the assets included in the financing activity of the Bank increased by that amount. The increase in assets was reflected mainly in the balance of short-term deposits with banks. Due to the privatization process in which the Bank is involved, it was decided not to make long-term investments.

-    As a result of the repayment of most of the perpetual deposit, the Bank decided that as part of its asset and liability management policy, the Bank would increase its dollar assets, taking into consideration the fact that the overall capital of the Bank includes preference shares that are linked to the dollar and are classified from an accounting standpoint as liabilities. The increase in the surplus of dollar assets contributed to an increase in profit from financing activity in the first quarter of 2009, due to the increase in the exchange rate of the dollar during the first quarter of 2009 and, on the other hand, to a loss from financing activity in the second quarter of 2009, due to the decrease in the exchange rate of the dollar.

-    The continued decrease in the volume of the Bank's credit activity, as part of the policy implemented by the Bank in the past few years.

The income from financing activity in the first half of 2009 includes income in an amount of NIS 18.6 million in respect of interest collected from problematic debts, compared with an amount of NIS 16.0 million in the first half of 2008.

An analysis of the Bank's financing operations in the various linkage segments, indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 546 million in the first half of 2009, compared with NIS 115 million in the same period of 2008. The increase derived mainly from the repayment of the perpetual deposit, as above. Most of the assets in the first half of 2009 were bank deposits. The margin in this segment, including the effect of derivatives, was 1.25% in the first half of 2009, compared with 3.21% in the same period last year. The decrease in the margin derived from an increase in the relative weight of the bank deposits.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 269 million in the first half of 2009, compared with NIS 317 million in the same period of 2009, a decrease of 15%. The margin in this segment, including the effect of derivatives, was 2.97% in the first half of
2009, compared with 2.60% in the same period last year. The increase in the margin in this segment derives mainly from the fact that during 2008, loans in this segment bearing relatively lower interest were repaid and, as a result, the average interest of the balance of credit in this segment increased.

                                     F - 13

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The overall average volume of assets in this segment amounted to NIS 5,195 million in the first half of 2009, compared with NIS 4,682 million in the same period of 2008. The increase in the average volume of assets in this segment derives both from the increase in the exchange rate of the dollar and from the intentional increase in foreign currency assets (bank deposits). Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Corporation Ltd.
out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit amounted to NIS 4,981 million in the first half of 2009, compared with NIS 4,561 million in the same period of 2008. Excluding the said credit, the average balance of assets in this segment amounts to NIS 214 million, compared with NIS 121 million in the first half of 2008. Of the total average balance of assets in the first half of 2009, an amount of NIS 97 million are bank deposits. The margin in this segment, including the effect of derivatives, was a negative amount of (0.91%) in the first half of 2009, compared with a positive amount of 0.17% in the same period last year. The low margin in this segment is affected by the volume of the abovementioned
State-guaranteed credit. The negative margin in this segment in the first half of 2009 derives from both the large weight of the bank deposits and the large weight of futures transactions bearing interest that was lower than the interest on the liability. The increase in the volume of futures transactions in foreign currency and in foreign currency bank deposits derives, as above, from the fact that as a result of the repayment of most of the perpetual deposit of the Bank with the Treasury, the Bank decided that as part of its asset and liability management policy, it would increase its dollar assets, taking into consideration that the overall capital of the Bank includes preference shares that are linked to the dollar. The average surplus of assets in this segment
(including in respect of futures transactions) amounted to NIS 320 million.

In connection with the credit to the Electric Company that was granted from the government deposits, it is worth noting that commencing on June 16, 2009, such credit is no longer included in the balance sheet of the Bank, as a result of the change in the terms of the deposits and their conversion into deposits, the repayment of which to the depositor is contingent on the collection of the credit. As a result of this change, the credit was offset against the government deposits in the balance sheet of the Bank. The information pertaining to the volume of such credit is presented in Note 10E - Off-Balance Sheet Commitments in Respect of Activity by the Degree of Collection.

The average of the total financial assets (excluding state-guaranteed credit to the Israel Electric Company) amounted to NIS 1,029 million in the first half of
2009, compared with NIS 553 million in the first half of 2008, an increase of
86% in the average of monetary assets that derived, as above, from the repayment of the perpetual deposit.

THE ALLOWANCE FOR DOUBTFUL DEBTS - An amount of NIS 18.0 million was recorded as income in this item in the first quarter of 2009, compared with income of NIS
15.8 million in the first half of 2008. The major change in the allowances for doubtful debts in the first half of 2009 derived from the change in the accounting policy regarding the supplemental allowance for doubtful debts. Until
December 31, 2008, the Bank would make a supplemental allowance and a general allowance in accordance with the directives of the Supervisor of Banks. On
August 1, 2008, the "banking license" of the Bank expired. In his letter to the
Bank dated July 27, 2008, the Supervisor of Banks notified the Bank that he was exempting the Bank from complying with Banking Procedure 315 which addresses the issue of the supplemental and general allowance for doubtful debts. The Bank continues to prepare its financial statements in accordance with the directives of the Supervisor of Banks. In the Directive pertaining to Reporting to the
Public, the Bank is required to make a supplemental and general allowance for doubtful debts according to the provision of Proper Banking Procedure 315. As a result, the Bank asked the Supervisor for clarification of his position on this matter. The Bank expressed its stand that over the years, as a result of the decline in the volume of the Bank's credit portfolio, the relative weight of the general allowance for doubtful debts increased to a rate that is high when compared with the overall liability and that the position of the Bank is that the general allowance should be set as a percentage of the balance of debt.

In his letter dated January 25, 2009, the Supervisor of Banks notified the Bank that he was exempting the Bank from both compliance with the directive in Proper
Banking Procedure 315 and from the reference in the Directive Pertaining to
Reporting to the Public to the requirements by virtue of the aforementioned directive. In addition, the Supervisor of Banks notified the Bank that he would not address the fairness of the percentage of the general allowance for doubtful debts that the Bank believed it should make.

In connection with the financial statements as of December 31, 2008, the Board of Directors of the Bank decided to continue maintaining the supplemental and general allowance for doubtful debts in accordance with the same policies that it followed prior to receipt of the letter of the Supervisor of Banks (for complete details of the accounting policy implemented, see Note 1G of the financial statements as of December 31, 2008).

In a deliberation that was held as part of the assessment of the accounting policy on this issue, in connection with the financial statements as of March
31, 2009 and further to receipt of the letter of the Supervisor of Banks, the
Board of Directors of the Bank decided to cancel the existing supplemental and general allowances in accordance with the directive of the Supervisor and make in its place an allowance that is based on industry-wide risk characteristics.
This allowance is based on data pertaining to specific allowances made over the six years of activity of the Bank that preceded the balance sheet date.

                                     F - 14

The balance of the supplemental and general allowance as of December 31, 2008 amounted to NIS 41.8 million. The allowance calculated on the basis of the principles set out in respect of the industry-wide risk characteristics as of
June 30, 2009 amounted to NIS 27.6 million, i.e., a decrease of NIS 14.2 million.

In the specific allowance for doubtful debts, an amount of NIS 3.8 million was recorded as income in the first half of 2009, compared with income of NIS 13.5 million recorded in the first half of 2008.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                  BALANCE AS OF  BALANCE AS OF   BALANCE AS OF
                                                                    ----------     ----------     ----------
                                                                     JUNE 30,       JUNE 30,      DECEMBER 31,
                                                                       2009           2008           2008
                                                                    ----------     ----------     ----------

Non-income bearing                                                        21.7           46.6           22.1
Restructured (2)                                                           5.5           22.9           24.4
Designated for restructuring (3)                                          11.7           13.7            8.5
Temporarily in arrears                                                    14.7            3.5            1.9
Under special supervision*                                               181.3          155.9          170.5
                                                                    ----------     ----------     ----------

Total balance sheet credit to problematic borrowers (1)                  234.9          242.6          227.4

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                     35.5           63.1           61.4
                                                                    ----------     ----------     ----------

Overall credit risk in respect of problematic borrowers (1) (4)          270.4          305.7          288.8
                                                                    ==========     ==========     ==========

*    Including an amount of NIS 91.7 million in respect of debts for which a specific allowance exists (June 30, 2008 - NIS 153.4 million, December 31,
     2008 - NIS 164.5 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income. 3) Credit to borrowers in respect of which there is an as yet unimplemented Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The above data indicates a significant decrease in the volume of debts classified as non-income bearing when compared with the data of June 30, 2008.
Notwithstanding, the weight of problematic debts out of the total debt continues to be relatively high when compared to the overall credit of the Bank.

Most of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the letters of indemnification issued by the
Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The letters of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

INCOME FROM FINANCING ACTIVITY AFTER THE ALLOWANCE FOR DOUBTFUL ACCOUNTS
amounted to NIS 42.8 million in the first half of 2009, compared to NIS 38.5 million in the first half of 2008.

OPERATING AND OTHER INCOME -amounted to NIS 3.6 million in the first half of
2009, compared with NIS 0.8 million in the first half of 2008. The components which changed were in other income, in an amount of NIS 1.9 million versus NIS
0.8 million in the first half of 2008. The increase derived entirely from the gains in the severance pay fund that were carried to other income. An additional component that increased was income from investment in shares which amounted to
NIS 1.4 million in the first half of 2009, compared with a loss of NIS 0.3 million in the first half of 2008.

                                     F - 15

Income from operating commissions in the first half of 2009 amounted to NIS 0.3 million, similar to the income in the same period last year. The low volume of this income reflects the fact that the Bank has been reducing the operating activity it conducts on behalf of its clients.

OPERATING AND OTHER EXPENSES - Amounted to NIS 15.7 million in the first half of
2009, compared with NIS 27.7 million in the first half of 2008.

The operating expenses of the first half of 2009 included a provision in an amount of NIS 1.5 million in connection with the updating of the liability in respect of the special retirement agreement signed in 2008 in connection with the plan to privatize the Bank. In the first half of 2008, this item included an expense in an amount of NIS 11.8 million.

Payroll expenses amounted to NIS 8.6 million in the first half of 2009, compared with NIS 10.5 million in the first half of 2008. The payroll expenses of the first half of 2008 were affected by losses of NIS 0.7 million that accrued during the first half of the year in the severance pay fund. The amount needed to supplement the liability for severance pay as a result of such losses was included in the payroll expense. In the second quarter of 2009, payroll expenses amounted to NIS 3.8 million, compared with NIS 4.8 million in the first quarter of 2009 and a similar amount in the same period of 2008.

Other operating expenses amounted to NIS 4.2 million in the first half of 2009, compared with NIS 4.7 million in the same period last year. Most of the components of other operating expenses decreased.

OPERATING INCOME BEFORE TAXES ON INCOME amounted to NIS 30.7 million, compared with NIS 11.6 million in the first half of 2008. As mentioned above, the increase in income derived from the impact of the repayment of the perpetual deposit, and from the difference deriving from the calculation of the allowance on the basis of industry-wide risk characteristics when compared with the supplemental allowance.

PROVISION FOR TAXES - The provision for taxes is calculated on the basis of operating income and does not include the recording of the expense in respect of exchange rate differentials and the dividend on the preferred shares of the Bank which are classified from an accounting standpoint as a liability. This expense was not included in the calculation of the tax expense. The provision for income taxes on the income of the first half of 2009 amounted to NIS 2.2 million. The
Bank has tax loss carryforwards of NIS 653 million in respect of which no deferred taxes were recorded. The provision for taxes derives from the fact that the tax loss carryforwards of prior years cannot be used against profit tax. The
Bank received final tax assessments up to and including the 2003 tax year.

Please note that the provision for taxes in 2008 was calculated on the basis of the income of the Bank reported in the financial statements as of December 31,
2008, including income of NIS 48.6 million in respect of the refund of interest from the Bank of Israel from prior years. The Bank requested from the Income Tax authorities to recognize the refund as a refund on account of the 2002 and 2003 tax years in which the Bank had income tax losses. In the event that the request of the Bank is granted, the provision for taxes will be reduced by an amount of
NIS 6.5 million. The handling of the Bank's request has not yet been completed and the Bank is uncertain as to how this issue will be resolved.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As of June 30, 2009, amounted to NIS 1,077 million, compared with
NIS 5,757 million as of December 31, 2008. The decrease in the total balance sheet was affected by the fact that the credit to the Electric Company that was granted from the deposit of the Government was included in the balance sheet of the Bank as of December 31, 2008, but in the June 30, 2009 balance sheet, the credit and the deposit were set off against one another as a result in the change in the terms of the deposit.

THE EQUITY OF THE BANK INCLUDING PREFERENCE SHARES - Amounted to NIS 678 million as of June 30, 2009, compared with NIS 643 million as of December 31, 2008.

From an accounting standpoint, the preference shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the preference shares amounted to NIS 571 million as of June 30, 2009, compared with NIS 539 million as of December 31, 2008. The preference shares are linked to the dollar. The increase in the value of the preference shares in the first half of 2009 derives from both the increase in the exchange rate of the dollar and the semi-annual accrual of the dividend ($3.8 million).

                                     F - 16

Please note that since, in the past, the Bank issued securities to holders in the U.S., the Bank is required to file an annual report with the U.S. SEC.
According to U.S. GAAP, these preference shares are included as part of the
Bank's shareholders' equity. Their inclusion as a liability in the Bank's
Israeli financial statements is based on Accounting Standard No. 22, FINANCIAL
INSTRUMENTS: DISCLOSURE AND PRESENTATION and on clarifications received from the
Bank of Israel regarding the manner of implementation of the standard in connection with the Bank's preference shares.

TOTAL CREDIT TO THE PUBLIC - As of June 30, 2009 amounted to NIS 404 million compared with NIS 5,107 million as of December 31, 2008. The credit data as of
December 31, 2008 include credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 4,699 million as of December 31, 2008. Net of such credit, the credit to the public amounts to NIS 408 million as of
December 31, 2008. The decline in the volume of the credit in the first half of
2009 is less than the volume of the credit collections, due to the fact that the increase in the exchange rate of the dollar resulted in an increase in the balance of the dollar-linked loans and also due to the cancellation of the supplemental allowance for doubtful debts and the change in the basis of the allowance to the risk characteristics, the amount of which is less than NIS 14 million.

DEPOSITS IN BANKS - The balance of the deposits in banks as of June 30, 2009 was
NIS 591 million, compared with an amount of NIS 33 million as of June 30, 2008, and an amount of NIS 575 million as of December 31, 2008. The increase in deposits at the end of 2008 derived from the repayment of the perpetual deposit.
The increase in the bank deposits in the first half of 2009 derived from both the continued process of realization of the Bank's assets and from the results of current operations. All of the deposits are with banks in Israel and most of the amount is in roll-over weekly deposits. The balance of bank deposits includes an amount of NIS 30 million on deposit in trust to secure the rights of the employees. These funds are designated to make severance payments to employees upon termination, in respect of which no amounts are deposited in severance pay funds.

SECURITIES - The balance of securities as of June 30, 2009 amounts to NIS 46 million, compared with NIS 38 million as of December 31, 2008. The securities portfolio includes an investment of NIS 7 million in mezzanine funds. In addition, the securities portfolio includes marketable shares in the amount of
NIS 34 million (according to their market value as of June 30, 2009). The market value of the shares includes unrealized gains in the amount of NIS 9.9 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value. On August
10, 2009, out of the portfolio of marketable shares, shares were sold in an amount of NIS 11.4 million. The sale was made at a price that was slightly higher than the market price on June 30, 2009. The gain on the realization of the shares amounted to NIS 3.0 million and will be recorded in the third quarter of 2009 against a reduction in the capital reserve in respect of adjustment from presentation of available-for-sale securities at market value as of June 30,
2009. In addition, the securities portfolio as of June 30, 2009 includes linked debentures in an amount of NIS 4.5 million. Each of the debentures is of an
Israeli bank and is traded on the stock exchange. On June 30, 2008 and on
December 31, 2008, the Bank held non-marketable debentures in an amount of NIS
0.2 million which were redeemed at the beginning of 2009. The Bank has no investments in securities or other financial instruments that are asset-backed.

DEPOSITS OF THE PUBLIC - Amounted to NIS 27 million as of June 30, 2009, similar to the amount as of December 31, 2008.

The Bank has been refraining from accepting new deposits and it ceased renewing deposits that matured, subject to certain exceptions. It is worth noting that more than half of the balance of deposits of the public (both as of June 30,
2009 and June 30, 2008) are deposits in connection with credit. Since the expiration of the "banking license" of the Bank on August 1, 2008, the Bank is prohibited from holding deposits of more than 30 or more depositors simultaneously.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as of June 30,
2009 amounted to NIS 308 million, compared with NIS 5,023 million as of December
31, 2008. The decrease in the deposits of the government derives from the offsetting of the credit of the Electric Company against the deposit of the
State that served as a source for the granting of the credit to the Electric
Company, due to the change in the deposit agreement with the Treasury.

                                     F - 17

In accordance with the protocol of the deliberations with the Treasury, signed on June 29, 2009, the Bank was to have repaid the Treasury the balance of its deposits with the Bank, together with an early redemption fee in an amount of
NIS 5 million. The actual payment is subject to the approval of the authorized institutions of the Bank, as set out in the chapter on major developments at the
Bank in recent years.

RISK MANAGEMENT

Market risk is the risk of impairment of the equity of the Bank deriving from changes in financial markets that impact the assets and liabilities of the Bank, such as: changes in exchange rates, interest rates, inflation rates and share prices.

The asset and liability management policy is designed to keep the risks of linkage bases and interest risks within the boundaries of exposure set by the board of directors.

Implementation of this policy is discussed by a committee in which the GM and members of management participate. The committee usually meets weekly. In accordance with the approval of the Supervisor of Banks from November 26, 2003, this management committee acts as the Bank's financial risk manager.

At the beginning of 2009, further to the repayment of the perpetual deposit and the increase in the liquid monetary balances held by the Bank, it was decided to set up an investment committee on behalf of the board of directors. The committee guides Bank Management regarding policy and the composition of the investments of these balances and regarding the handling of the financial risks of the Bank. The committee meets twice a quarter and members receive updates between meetings.

The following is a breakdown of the major exposures to market risks, the limits that were set, and the reporting dates and formats in connection with the level of the risks and the compliance with the limits:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of futures transactions) in each of the linkage bases. In respect of each of the linkage segments listed above, the
Bank sets out frameworks of maximum permissible surpluses and deficits. These limits are set taking into consideration the composition of the equity of the
Bank and its current activity. The limits relate to the total equity of the Bank
(including the preference shares that are classified from an accounting standpoint as liabilities).

The limits sets by the Board of Directors of the Bank for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 250 million, and a maximum deficit of NIS 50 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus equal to the value of the preference shares. The minimum surplus shall not be less than
$80 million.

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment, as of June 30, 2009. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of the Bank's preference shares which are classified from an accounting standpoint as liabilities, since as mentioned above, the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the equity of the Bank.

                                                       NIS MILLIONS
                                                        ----------

UNLINKED SHEKEL SEGMENT - surplus assets                       202
INDEX-LINKED SEGMENT - surplus assets                            2
FOREIGN CURRENCY DENOMINATE/LINKED - surplus assets            432
NON-MONETARY ITEMS - surplus assets                             42
                                                        ----------
TOTAL EQUITY (including preference shares)                     678
                                                        ==========

                                     F - 18

The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by the Board of Directors of the Bank.

An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that such change will cause an increase in income in excess of expenses in an amount of NIS 0.2 million.

As shown in Note 9 of the financial statements, the volume of non-dollar foreign currency denominated assets is very small when compared with the Bank's total balance sheet and amounts to NIS 12.7 million constituting 1.2% of the total assets. The Bank has a small surplus of assets in such currencies and, therefore, a change in the exchange rates of such currencies has a zero impact on the results of the Bank's operations.

The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of June 30, 2009 (in NIS millions) on the total equity of the Bank. The impact is computed prior to the tax effect:

Percentage change in dollar rate              (5)%          (10)%            5%           10%
-----------------------------------     --------       --------       --------      --------
Impact on the results of operations        (21.7)         (37.0)          20.9          35.6

The abovementioned data are net of the liabilities in respect of the Bank's preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest risk derives from the impact of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may case erosion of the Bank's income and equity.

In order to reduce the risk deriving from possible changes in interest rates, the Bank implements a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities. In the unlinked shekel segment, most of the activity is at variable interest so that there is a matching of the dates of changes in interest. In the foreign currency segment, loans at fixed interest are only back-to-back and, therefore, in this segment also there is no significant lack of matching in the timing of the changes in interest.

As part of the limits on the rate of exposure to changes in interest rates, the
Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The limits are as follows:

UNLINKED SHEKEL SEGMENT - a maximum decrease of NIS 4 million.

INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of NIS 3 million.

According to the decision of the Board of Directors, the measurement of the impact of a possible change in interest rates on the computed value of assets and liabilities is carried out every half a year, due to the fact that the Bank does not have any new credit activity and, therefore a semi-annual measurement is adequate for the level of activity of the Bank.

LIQUIDITY RISK - At present, the Bank has liquid balances deposited in bank deposits that allow it to fully cover its liabilities, regardless of the realization of the balance of its other assets. As of June 30, 2009, the Bank invests all of its liquid balances in bank deposits (except for an amount of NIS
4.5 million in the marketable debentures of Israeli banks), with the major component being weekly deposits.

SUPERVISION OVER MARKET RISK MANAGEMENT POLICY AND THE MANNER IN WHICH SUCH
POLICY IS IMPLEMENTED

Implementation of the Bank's asset and liability management policy, including exposure to market risks is discussed by a committee composed of the GM and members of management. This committee usually convenes weekly. At each meeting, the committee is furnished with a report on the Bank's assets and liabilities broken down by linkage bases.

                                     F - 19

The controller of the Bank, a member of this committee, receives the aforementioned report on a daily basis in order to check the changes that occur in the breakdown of the linkage bases of the assets and liabilities between the reports submitted to the committee.

In addition, once a month, the committee is furnished with a report on the breakdown of the Bank's investment portfolio.

The Board of Directors of the Bank set up guidelines to carry out its asset and liability management policy and a number of limits regarding the exposures to market risks. In addition, it set out the format and dates for reporting and control in respect of compliance with these limits. Once a quarter, the plenary of the Board of Directors receives a report on the management of financial risks, including the risk limits that were set, the compliance therewith, and updates of such limits in accordance with the decisions made by the Board.

MARKET RISK MEASUREMENT

The model used by the Bank to determine the fair value of the financial instruments that have no market price is based on forecasted cash flows from each of these instruments and the discounting thereof using relevant interest rates.

The calculation that relates to the impact of a change of 1% in the interest curve in each of the linkage segments is based also on the discounting of the forecasted cash flows from all of the financial assets and liabilities of the
Bank, at relevant interest rates for each balance sheet item, with a fluctuation of 1% in each direction.

DERIVATIVE FINANCIAL INSTRUMENTS - As part of the asset and liability management policy, the Bank conducts transactions in derivative financial instruments. The
Bank executes such transactions solely with banks. The major part of the activity of the Bank in financial instruments is designed to hedge against an increase in the exchange rate of the dollar in connection with the preference shares of the Bank.

VALUE OF EQUITY AT RISK (VAR) - The Bank does not perform an analysis on the basis of this model. The Board of Directors of the Bank believes that the model for the measurement of market risks used by the Bank, based mainly on discounted cash flows, is adequate for the activity of the Bank, based on the following factors:

-    The total volume of the assets and liabilities of the Bank.

-    The fact that the Bank does not grant new credit and it is in a process of decline credit volume.

-    The fact that the Bank grants credit in foreign currency or in the unlinked shekel segment on the basis of variable interest only.

     Credit in foreign currency at fixed interest was granted in the past only on the basis of specific sources at parallel terms (back-to-back).

OPERATIONAL RISKS - The Bank takes various steps to reduce the operational risks to which the Bank may be exposed:

-    The Bank appointed an operational risk manager and an operational risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Bank's operating framework.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed, and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are made, when necessary for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

In accordance with the provisions of the Bank of Israel regarding fraud and embezzlement risks, a team was set up, headed by the GM, with the participation of members of management, the internal auditor, the operational risk controller and the parties responsible for computers in the Bank. The team periodically discusses the fraud and embezzlement risks that were included in the operational risk assessment and the controls needed to minimize such risks.

                                     F - 20

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES AND CRITICAL ACCOUNTING
ESTIMATES

Note 1 of the annual financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared.
The implementation of these accounting principles by the Board of Directors and management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

Details relating to the accounting policy on critical issues were presented in the report of the Board of Directors for 2008 in the chapter relating to critical issue policy.

CONTROLS AND PROCEDURES PERTAINING TO FINANCIAL STATEMENT DISCLOSURE

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the efficiency of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the requirement of this directive.
Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the efficiency of the controls and procedures relating to the Bank's disclosure. On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are efficient in order to record, process, summarize and report the information the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

During the course of the quarter ended June 30, 2009, there was no change in the
Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

REPORTING REQUIREMENTS IN THE U.S.A.

Since, in the past, the Bank issued its securities to shareholders in the
U.S.A., the Bank is required under American law to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC). As part of the annual report, submitted on a form known as 20F, the Bank has to fulfill various reporting and disclosure requirements, some of which are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (U.S. GAAP.). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and U.S. GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to U.S. GAAP. As of the date of release of these financial statements, the Company had not yet filed its 2008 annual report (F-20 form) with the US SEC, notwithstanding the fact that it had to have filed the report by July 15, 2009. The Bank hopes that it will be able to complete the report and file it within the next few weeks.

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of
the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The Bank implemented Section 404 of the Sarbanes Oxley Act for the first time in its annual report for 2007, filed in the U.S. on September 11,
2008. On June 20, 2008, the SEC publicized a leniency whereby the external auditor's report on the effectiveness of the internal control over financial reporting would be required only commencing with the fiscal year ending December
15, 2009.

                                     F - 21

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act were imposed on the banks in Israel. In accordance with this directive, the provisions apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of
Banks dated March 18, 2007, the Bank is entitled not to implement this directive

PROCESS OF APPROVING THE FINANCIAL STATEMENTS

The Board of Directors of the Bank is the body that is charged with the internal control structure of the Bank. In filling this role, the Board of Directors of the Bank utilizes the services of its committees. The committees that assist the
Board in the area of internal control are the Audit Committee and the Balance
Sheet Committee. The committee that discusses the draft of the financial statements before they are presented to the Board for approval is the Balance
Sheet Committee which has a membership of three directors, including the
Chairman of the Board. Two of the members of the Balance Sheet Committee are directors having accounting and financial expertise. As part of the financial statement approval process, a meeting of the Balance Sheet Committee is convened. A few days prior to the meeting, the members of the committee receive reviews of the problematic debtors on the basis of the stipulated criteria, as well as a draft of the financial statements and other related material. At the first part of the meeting, a discussion is held regarding the classification of the problematic debts and the fairness of the allowances for doubtful debts and answers are provided to the questions raised by the directors in connection with the problematic debts. In the second part of the meeting of the Balance Sheet
Committee, a discussion is held regarding the financial statements.
Concurrently, a draft of the financial statements is sent to the Disclosure
Committee which is comprised of members of the management of the Bank and a number of additional senior executives. As part of the meeting of the Disclosure
Committee, the members of the committee hold discussions and offer their comments regarding the fairness of the disclosure in connection with the major issues relating to the activity of the Bank and to the results of its operations, as reflected in the draft reports. During the course of the meeting of the Balance Sheet Committee that is held after the meeting of the Disclosure
Committee, the results of operations of the Bank for the past quarter are reviewed, as well as the major changes in the composition of the Bank's assets and liabilities. In addition, a report is presented on the changes that took place in the financial statements when compared to those of previous periods, on changes in accounting presentation (if any occurred) and on the major comments of the members of the Disclosure Committee.

During this part of the meeting answers are provided for the questions raised by the directors on accounting and other issues. The meeting is attended by the external auditor of the Bank who is at the disposal of the members of the committee to answer any question and, where necessary, provides his opinion on accounting issues in connection with the financial statements.

The Bank's financial statements are brought before the plenary of the Board of
Directors for approval. A draft of the financial statements is presented to the members of the Board a few days before the meeting. A review is presented and discussions are held in a manner similar to the one described above regarding the second meeting of the Balance Sheet Committee.

The meeting is attended by the external auditor of the Bank.

After the aforementioned deliberations, a proposal is made to approve the financial statements.

NON-APPOINTMENT OF NEW EXTERNAL DIRECTORS

According to the Companies Law - 1999, the Bank, as a public company, is required to appoint two external directors. The external directors are supposed to be appointed by the general meeting. According to the by-laws of the Bank, the rights to appoint directors in the Bank belong to the holders of the Banks
Ordinary "A" shares. According to the agreements reached in the past between the three banking groups that hold the Bank's ordinary "A" shares and the State of
Israel which also holds ordinary "A" shares of the Bank, one of the two external directors that have to be appointed will be appointed on account of the number of directors that the banking group is entitled to appoint, by rotation among them, and the second external director will be appointed on account of the number of directors the State is entitled to appoint. Appointment of the external directors by the general meeting will be based on the recommendation of each of the groups, with the banking group making their recommendation for their external director and the State making its recommendation for its external director. The tenure of the two external directors that recently served at the
Bank ended on March 22, 2009. The Bank contacted the banking group and the State a number of months prior to that date and asked for the candidates for the appointment as new external directors. Just recently, the State informed the
Bank as to the particulars of its candidate and the appointment of the candidate on behalf of the banking group was delayed until receipt of the identity of the candidate of the State. Immediately after receipt of the particulars of the candidate on behalf of the State, the board of directors of the Bank announced that a general shareholders meeting would be held on September 3, 2009 to appoint the external directors. Until the appointment of the external directors by the general shareholders meeting, the Bank is prohibited from approving transactions that require the approval of the Audit Committee, such as an extraordinary transaction with a controlling shareholder, the terms of service of the directors, etc.

                                     F - 22

DISCLOSURE REGARDING THE INTERNAL AUDITOR OF THE BANK

The disclosure regarding the internal auditor of the Bank is as detailed in the report of the Board of Directors for 2008, with no changes occurring therein.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as of June 30, 2009 was
35, compared with 42 on December 31, 2008 and 170 employees on January 1, 2002.
The Bank is continuing the reduction in manpower, concurrent with the decline in its activity. At the beginning of September 2009, the number of employees is expected to be 23.

During the first half of 2009, there were 6 plenary sessions of the Board of
Directors and 8 meetings of its committees.

DR. RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                            General Manager

Tel-Aviv, August 18, 2009

                                     F - 23

                                                                      APPENDIX A

RATES OF INCOME AND EXPENSES (1)
Reported amounts

                                                                                                    THREE MONTHS ENDED JUNE 30,
                                                        ---------------------------------------------------------------------------------------------------------------------
                                                                                 2009                                                        2008
                                                        -------------------------------------------------------      --------------------------------------------------------
                                                                                    RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                       FINANCING      (EXPENSES)     (EXPENSES)                    FINANCING       (EXPENSES)       (EXPENSES)
                                                         AVERAGE         INCOME      NOT INCLUDING    INCLUDING       AVERAGE        INCOME       NOT INCLUDING     INCLUDING
                                                        BALANCE (2)    (EXPENSES)     DERIVATIVES    DERIVATIVES     BALANCE (2)   (EXPENSES)      DERIVATIVES     DERIVATIVES
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------
                                                               NIS MILLIONS                %              %                NIS MILLIONS                 %               %
                                                        ------------------------       ---------      ---------      ------------------------       ---------       ---------

ISRAELI CURRENCY - UNLINKED
Assets                                                      510.1            1.6            1.26                         113.4            1.3            4.67
Effect of ALM derivatives (3)                                14.8              -                                          17.1            0.2
Total assets                                                524.9            1.6                           1.22          130.5            1.5                            4.68
Liabilities                                                  18.7              -                                         392.7           (3.2)          (3.30)
Effect of ALM derivatives (3)                               236.4           (0.1)                                         34.9           (0.2)
Total liabilities                                           255.1           (0.1)                         (0.16)         427.6           (3.4)                          (3.22)
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------
Interest margin                                                                             1.26           1.06                                          1.37            1.46
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                      266.8            8.6           13.53                         297.6           12.0           17.13
Effect of ALM derivatives (3)                                   -              -                                          35.1            0.8
Total assets                                                266.8            8.6                          13.53          332.7           12.8                           16.30
Liabilities                                                 226.9           (5.6)         (10.24)                        271.7           (8.3)         (12.79)
Effect of ALM derivatives (3)                                   -              -                                           6.9           (0.3)
Total liabilities                                           226.9           (5.6)                        (10.24)         278.6           (8.6)                         (12.93)
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------
Interest margin                                                                             3.29           3.29                                          4.34            3.37
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (5)                                                5,262.4         (216.8)         (15.49)                      4,449.8         (154.9)         (13.21)
Effect of ALM derivatives (3)                               235.8          (16.1)                                            -              -
Total assets                                              5,498.2         (232.9)                        (15.90)       4,449.8         (154.9)                         (13.21)
Liabilities                                               5,101.4          207.4           15.30                       4,423.0          155.6           13.35
Effect of ALM derivatives (3)                                14.3            0.9                                          10.4            1.4
Total liabilities                                         5,115.7          208.3                          15.32        4,433.4          157.0                           13.43
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------
Interest margin                                                                            (0.19)         (0.58)                                         0.14            0.22
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------

TOTAL
Monetary assets (5)                                       6,039.3         (206.6)         (13.00)                      4,860.8         (141.6)         (11.15)
Effect of ALM derivatives (3)                               250.6          (16.1)                                         52.2            1.0
Total monetary assets generating financing income         6,289.9         (222.7)                        (13.43)       4,913.0         (140.6)                         (10.97)
Monetary liabilities generating financing expenses        5,347.0          201.8           14.26                       5,087.4          144.1           10.86
Effect of ALM derivatives (3)                               250.7            0.8                                          52.2            0.9
Total liabilities generating financing expenses           5,597.7          202.6                          13.71        5,139.6          145.0                           10.82
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------
Interest margin                                                                             1.26           0.28                                         (0.29)          (0.15)
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------

See page 29 for footnotes relating to rates of income and expenses.

                                     F - 24

                                                                      APPENDIX A

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                                    THREE MONTHS ENDED JUNE 30,
                                                       --------------------------------------------------------------------------------------------------------------------
                                                                                 2009                                                        2008
                                                       -------------------------------------------------------      -------------------------------------------------------
                                                                                   RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                       FINANCING     (EXPENSES)     (EXPENSES)                    FINANCING       (EXPENSES)       (EXPENSES)
                                                         AVERAGE         INCOME     NOT INCLUDING    INCLUDING       AVERAGE        INCOME       NOT INCLUDING     INCLUDING
                                                       BALANCE (2)     (EXPENSES)    DERIVATIVES    DERIVATIVES     BALANCE (2)   (EXPENSES)      DERIVATIVES     DERIVATIVES
                                                       ---------       ---------      ---------      ---------      ---------       ---------      ---------      ---------
                                                               NIS MILLIONS               %              %                NIS MILLIONS                 %              %
                                                       -------------------------      ---------      ---------      -------------------------      ---------      ---------

In respect of options                                                       (3.1)                                                           -
Financing commissions and other financing income                            14.3                                                          9.1
Other financing expenses                                                    (2.1)                                                        (2.1)
                                                                       ---------                                                    ---------
Profit (loss) from financing operations before
allowance for doubtful debts                                               (11.0)                                                        11.4
Decrease in allowance for doubtful debts
(including general and supplementary  allowances)                            5.9                                                          4.7
                                                                       ---------                                                    ---------

Profit (loss) from financing operations after
 Allowance for doubtful debts                                               (5.1)                                                        16.1
Other monetary assets                                       43.6                                                        882.4
General and supplementary allowances for
  doubtful debts (6)                                       (30.3)                                                       (43.9)

Non-monetary assets                                         40.5                                                         41.9
                                                       ---------                                                    ---------
Total assets                                             6,093.1                                                      5,741.2
                                                       =========                                                    =========

Other monetary liabilities                                 661.4                                                         77.5
Non-monetary liabilities                                     0.2                                                          0.5
Capital resources                                           84.5                                                        575.8
                                                       ---------                                                    ---------

Total liabilities and capital resources                  6,093.1                                                      5,741.2
                                                       =========                                                    =========

See page 29 for footnotes relating to rates of income and expenses.

                                     F - 25

                                                                      APPENDIX A

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                                    THREE MONTHS ENDED JUNE 30,
                                                        ---------------------------------------------------------------------------------------------------------------------
                                                                                 2009                                                        2008
                                                        -------------------------------------------------------      --------------------------------------------------------
                                                                                    RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                       FINANCING      (EXPENSES)     (EXPENSES)                    FINANCING       (EXPENSES)       (EXPENSES)
                                                         AVERAGE         INCOME      NOT INCLUDING    INCLUDING       AVERAGE        INCOME       NOT INCLUDING     INCLUDING
                                                        BALANCE (2)    (EXPENSES)     DERIVATIVES    DERIVATIVES     BALANCE (2)   (EXPENSES)      DERIVATIVES     DERIVATIVES
                                                        ---------      ---------       ---------      ---------      ---------      ---------       ---------       ---------
                                                               $ MILLIONS                  %              %                $ MILLIONS                   %               %
                                                        ------------------------       ---------      ---------      ------------------------       ---------       ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (5)                                                1,282.3           17.7            5.64                       1,306.4           21.1            6.62
Effect of ALM derivatives (3)                                57.5            0.1                                             -              -
Total assets                                              1,339.8           17.8                           5.42        1,306.4           21.1                           6.62
Liabilities                                               1,243.1          (16.0)          (5.25)                      1,298.6          (20.8)          (6.56)
Effect of ALM derivatives (3)                                 3.5              -                                           3.0            0.4
                                                        ---------      ---------                                     ---------      ---------
Total liabilities                                         1,246.6          (16.0)                         (5.23)       1,301.6          (20.4)                         (6.42)
                                                                                       ---------      ---------                                     ---------      ---------
Interest margin                                                                             0.39           0.19                                          0.06           0.20
                                                                                       ---------      ---------                                     ---------      ---------

See page 29 for footnotes relating to rates of income and expenses.

                                     F - 26

                                                                      APPENDIX A

RATES OF INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                                        SIX MONTHS ENDED JUNE 30,
                                                        -----------------------------------------------------------------------------------------------------------------------
                                                                                 2009                                                           2008
                                                        --------------------------------------------------------       --------------------------------------------------------
                                                                                    RATE OF INCOME  RATE OF INCOME                                RATE OF INCOME  RATE OF INCOME
                                                                       FINANCING      (EXPENSES)     (EXPENSES)                      FINANCING       (EXPENSES)       (EXPENSES)
                                                         AVERAGE         INCOME      NOT INCLUDING    INCLUDING         AVERAGE        INCOME       NOT INCLUDING     INCLUDING
                                                        BALANCE (2)    (EXPENSES)     DERIVATIVES    DERIVATIVES       BALANCE (2)   (EXPENSES)      DERIVATIVES     DERIVATIVES
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------
                                                               NIS MILLIONS                %               %                NIS MILLIONS                  %               %
                                                        ------------------------       ---------       ---------       ------------------------       ---------       ---------

ISRAELI CURRENCY - UNLINKED
Assets                                                      546.2            5.4            1.99                           115.0            4.1            7.26
Effect of ALM derivatives (3)                                13.9            0.1                                            28.5            0.7
Total assets                                                560.1            5.5                            1.97           143.5            4.8                            6.80
Liabilities                                                  18.1           (0.1)          (1.11)                          410.9           (7.4)          (3.63)
Effect of ALM derivatives (3)                               231.9           (0.8)                                           27.0           (0.4)
Total liabilities                                           250.0           (0.9)                          (0.72)          437.9           (7.8)                          (3.59)
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------
Interest margin                                                                             0.88            1.25                                           3.63            3.21
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                      268.8           10.4            7.89                           317.2           17.5           11.34
Effect of ALM derivatives (3)                                 9.3              -                                            27.1            0.8
Total assets                                                278.1           10.4                            7.62           344.3           18.3                           10.91
Liabilities                                                 230.7           (5.3)          (4.65)                          276.8          (11.3)          (8.33)
Effect of ALM derivatives (3)                                   -              -                                            15.5           (0.6)
Total liabilities                                           230.7           (5.3)                          (4.65)          292.3          (11.9)                          (8.31)
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------
Interest margin                                                                             3.24            2.97                                           3.01            2.60
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (5)                                                5,195.3          366.0           14.59                         4,681.6         (458.1)         (18.61)
Effect of ALM derivatives (3)                               222.4            3.0                                               -              -
Total assets                                              5,417.7          369.0                           14.09         4,681.6         (458.1)                         (18.61)
Liabilities                                               5,084.1         (369.8)         (15.08)                        4,652.3          459.9           18.79
Effect of ALM derivatives (3)                                13.7            0.7                                            13.1            1.0
Total liabilities                                         5,097.8         (369.1)                         (15.00)        4,665.4          460.9                           18.78
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------
Interest margin                                                                            (0.49)          (0.91)                                          0.18            0.17
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------

TOTAL
Monetary assets (5)                                       6,010.3          381.8           13.11                         5,113.8         (436.5)         (16.34)
Effect of ALM derivatives (3)                               245.6            3.1                                            55.6            1.5
Total monetary assets generating financing income         6,255.9          384.9                           12.68         5,169.4         (435.0)                         (16.12)
Monetary liabilities generating financing expenses        5,332.9         (375.2)         (14.57)                        5,340.0          441.2           15.84
Effect of ALM derivatives (3)                               245.6           (0.1)                                           55.6              -
Total liabilities generating financing expenses           5,578.5         (375.3)                         (13.91)        5,395.6         441.20                           15.69
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------
Interest margin                                                                            (1.46)          (1.23)                                         (0.50)          (0.43)
                                                        ---------      ---------       ---------       ---------       ---------      ---------       ---------       ---------

See page 29 for footnotes relating to rates of income and expenses.

                                     F - 27

                                                                      APPENDIX A

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                                      SIX MONTHS ENDED JUNE 30,
                                                        --------------------------------------------------------------------------------------------------------------------
                                                                                 2009                                                        2008
                                                        -------------------------------------------------------      -------------------------------------------------------
                                                                                   RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                        FINANCING     (EXPENSES)     (EXPENSES)                    FINANCING       (EXPENSES)       (EXPENSES)
                                                         AVERAGE          INCOME     NOT INCLUDING    INCLUDING       AVERAGE        INCOME       NOT INCLUDING     INCLUDING
                                                        BALANCE (2)     (EXPENSES)    DERIVATIVES    DERIVATIVES     BALANCE (2)   (EXPENSES)      DERIVATIVES     DERIVATIVES
                                                        ---------       ---------      ---------      ---------      ---------       ---------      ---------      ---------
                                                               NIS MILLIONS                %              %                NIS MILLIONS                 %              %
                                                        -------------------------      ---------      ---------      -------------------------      ---------      ---------

In respect of options                                                        (1.5)                                                           -
Financing commissions and other financing income                             23.5                                                         20.8
Other financing expenses                                                     (6.8)                                                        (4.3)
                                                                        ---------                                                    ---------
Profit from financing operations before allowance
for doubtful debts                                                           24.8                                                         22.7
Decrease in allowance for doubtful debts
(including general and supplementary  allowances)                            18.0                                                         15.8
                                                                        ---------                                                    ---------

Profit (loss) from financing operations after
  allowance for doubtful debts (6)                                           42.8                                                         38.5
Other monetary assets                                        38.8                                                        880.0
General and supplementary allowances for
  doubtful debts                                            (36.0)                                                       (44.5)

Non-monetary assets                                          40.3                                                         44.0
                                                        ---------                                                    ---------
Total assets                                              6,053.4                                                      5,993.3
                                                        =========                                                    =========

Other monetary liabilities                                  633.7                                                         85.5
Non-monetary liabilities                                      0.2                                                          0.5
Capital resources                                            86.6                                                        567.3
                                                        ---------                                                    ---------

Total liabilities and capital resources                   6,053.4                                                      5,993.3
                                                        =========                                                    =========

See page 29 for footnotes relating to rates of income and expenses

                                     F - 28

                                                                      APPENDIX A

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS (NOMINAL)

                                                                                                      SIX MONTHS ENDED JUNE 30,
                                                        ---------------------------------------------------------------------------------------------------------------------
                                                                                 2009                                                        2008
                                                        -------------------------------------------------------       -------------------------------------------------------
                                                                                    RATE OF INCOME  RATE OF INCOME                               RATE OF INCOME  RATE OF INCOME
                                                                       FINANCING      (EXPENSES)     (EXPENSES)                     FINANCING       (EXPENSES)      (EXPENSES)
                                                         AVERAGE         INCOME      NOT INCLUDING    INCLUDING        AVERAGE        INCOME       NOT INCLUDING    INCLUDING
                                                        BALANCE (2)    (EXPENSES)     DERIVATIVES    DERIVATIVES      BALANCE (2)   (EXPENSES)      DERIVATIVES    DERIVATIVES
                                                        ---------      ---------       ---------      ---------       ---------      ---------       ---------      ---------
                                                               $ MILLIONS                  %              %                  $ MILLIONS                  %              %
                                                        ------------------------       ---------      ---------       ------------------------       ---------      ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (5)                                                1,280.5           41.1            6.52                        1,316.9           42.4            6.54
Effect of ALM derivatives (3)                                54.8            0.2                                              -              -
Total assets                                              1,335.3           41.3                           6.28         1,316.9           42.4                           6.54
Liabilities                                               1,253.3          (39.6)          (6.42)                       1,308.6          (41.8)          (6.49)
Effect of ALM derivatives (3)                                 3.4              -                                            3.7            0.3
                                                        ---------      ---------                                      ---------      ---------
Total liabilities                                         1,256.7          (39.6)                         (6.40)        1,312.3          (41.5)                         (6.42)
                                                                                       ---------      ---------                                      ---------      ---------
Interest margin                                                                             0.10          (0.12)                                          0.05           0.12
                                                                                       ---------      ---------                                      ---------      ---------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

(5)  The balances include State-guaranteed credit to the Electric Company and the State deposits which served as the source for such credit which, until
     June 15, 2009 were included in the balance sheet of the Bank. Commencing
     June 16, 2009, the deposit agreement with the State was changed whereby the deposit will be refunded to the State only out of loan repayments received.
     Therefore, as from that date, the credit and the government deposits are not included in the balance sheet, rather they are reflected in the note on contingent liabilities and special commitments, as part of the off-balance sheet commitments in respect of activity by degree of collection. Income and expenses in 2009 include interest and exchange rate differentials in respect of the credit and deposits until June 15, 2009.

(6)  In 2009, including the provision based on industry risk characteristics.

                                     F - 29

                                                                      APPENDIX B

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT
Reported amounts

                                                                                 JUNE 30, 2009                                                        DECEMBER 31, 2008
                               -------------------------------------------------------------------------------------------------------------------     ---------------
                                 ON       FROM     FROM      FROM     FROM      FROM      FROM              WITHOUT
                               DEMAND    ONE TO   THREE TO  ONE TO   THREE TO   FIVE TO  TEN TO     OVER     FIXED               INTERNAL            INTERNAL
                             AND UP TO   THREE     TWELVE   THREE     FIVE       TEN     TWENTY    TWENTY  MATURITY               RATE OF   AVERAGE   RATE OF   AVERAGE
                             ONE MONTH   MONTHS    MONTHS   YEARS     YEARS     YEARS     YEARS     YEARS   DATE *      TOTAL     RETURN    DURATION  RETURN    DURATION
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------     -----     -----     -----     -----
                                                                        NIS millions                                                 %       YEARS       %       YEARS
                               -----------------------------------------------------------------------------------------------     -----     -----     -----     -----

ISRAELI CURRENCY - UNLINKED
Total assets                   492.8         -         -        -         -         -         -         -      2.4       495.2      1.20      0.08      2.02      0.08
Total liabilities               18.9       2.0         -        -         -         -         -         -     28.4        49.3      0.15      0.08      0.80      0.08
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------     -----     -----     -----     -----
Difference                     473.9      (2.0)        -        -         -         -         -         -    (26.0)      445.9      1.05         -      1.22         -
Effect of futures
transactions                   (19.6)   (224.6)        -        -         -         -         -         -        -      (244.2)
Exposure to interest rate
fluctuations                   454.3    (226.6)        -        -         -         -         -         -    (26.0)      201.7
Cumulative segment exposure    454.3     227.7     227.7    227.7     227.7     227.7     227.7     227.7    201.7       201.7
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------

ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                     4.2      11.1      46.5     61.7      42.7      59.6      25.4         -        -       251.2      5.25      4.20      5.71      3.97
Total liabilities                0.3      12.1      41.8     93.9      64.4       1.6       1.1         -     33.5       248.7      2.58      2.33      2.46      2.46
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------     -----     -----     -----     -----
Difference                       3.9      (1.0)      4.7    (32.2)    (21.7)     58.0      24.3         -    (33.5)        2.5      2.67      1.87      3.25      1.51
Effect of futures
transactions                       -         -         -        -         -         -         -         -        -           -
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------
Exposure to interest rate
fluctuations                     3.9      (1.0)      4.7    (32.2)    (21.7)     58.0      24.1         -    (33.5)        2.5
Cumulative segment exposure      3.9       2.9       7.6    (24.6)    (46.3)     11.7      35.0      36.0      2.5         2.5
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------

FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                    25.8       6.9     142.3     14.0      11.7      48.3       9.1         -     30.8       288.9      7.62      2.59      6.93      5.99
Total liabilities                1.7       3.5       3.8     14.4      12.2      54.8      10.6         -    570.7       671.7      7.66      5.68      6.88      6.05
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------     -----     -----     -----     -----
Difference                      24.1       3.4     138.5     (0.4)     (0.5)     (6.5)     (1.5)        -   (539.9)     (382.8)    (0.04)    (3.09)     0.05     (0.06)
Effect of futures
transactions                    19.6     224.6         -        -         -         -         -         -        -       244.2
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------
Exposure to interest rate
fluctuations                    43.7     228.0     138.5     (0.4)     (0.5)     (6.5)     (1.5)        -   (539.9)     (138.6)
Cumulative segment exposure     43.7     271.7     410.2    409.8     409.3     402.8     401.3     401.3   (138.6)     (138.6)
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------

OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                 522.8      18.0     188.8     75.7      54.4     107.9      34.5         -     74.3     1,076.4      3.87      1.76      6.41      5.25
Total liabilities               20.9      17.6      45.6    108.3      76.6      56.4      11.7         -    632.6       969.7      3.95      3.19      6.65      5.79
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------     -----     -----     -----     -----
Exposure to interest rate
fluctuations                   501.9       0.4     143.2    (32.6)    (22.2)     51.5      22.8         -   (558.3)      106.7     (0.08)    (1.43)    (0.25)    (0.54)
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------

Cumulative exposure            501.9     502.3     645.5    612.9     590.7     642.2     665.0     665.0    106.7       106.7
                               -----     -----     -----    -----     -----     -----     -----     -----    -----     -------

General notes -

1.   The data classified according to maturity date, presented above, represent the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

2.   The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

3.   The table does not include the effect of early repayments.

*    The amounts stated in the "without fixed maturity date" column are the amounts as stated in the balance sheet.

**   Including shares amounting to NIS 39.4 million, which are stated in the
     "without fixed maturity date" column.

                                     F - 30

                                                                      APPENDIX C

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS
Reported amounts

                                                                       JUNE 30, 2009                                              JUNE 30, 2008
                                                 --------------------------------------------------------     --------------------------------------------------------
                                                                                     ANNUAL                                                      ANNUAL
                                                                                     EXPENSE                                                    EXPENSE
                                                                                     FOR THE                                                     FOR THE
                                                                                     SPECIFIC                                                    SPECIFIC
                                                 BALANCE   OFF-BALANCE              ALLOWANCE                BALANCE  OFF-BALANCE   TOTAL RISK  ALLOWANCE
                                                  SHEET       SHEET     TOTAL RISK     FOR     BALANCE OF      SHEET      SHEET         OF         FOR      BALANCE OF
                                                  CREDIT     CREDIT     CREDIT TO    DOUBTFUL  PROBLEMATIC    CREDIT      CREDIT     CREDIT TO   DOUBTFUL   PROBLEMATIC
                                                 RISK (1)    RISK (2)     PUBLIC      DEBTS      DEBTS (3)    RISK (1)   RISK (2)     PUBLIC       DEBTS      DEBTS (3)
                                                 -------     -------     -------     -------      -------     -------     -------     -------     -------      -------
                                                                       NIS MILLIONS                                                 NIS MILLIONS
                                                 --------------------------------------------------------     --------------------------------------------------------

Agriculture                                          2.2         0.1         2.3           -          3.4         0.8         0.1         0.9           -          0.3
Industry                                           177.1         6.6       183.7        (3.2)       151.0       185.0        11.7       196.7        (8.6)       142.6
Construction and real estate                        25.3        40.9        66.2        (0.2)        58.6        43.7        40.7        84.4        (3.9)        75.3
Electricity                                        101.2         5.1       106.3           -         39.3     4,356.2         3.2     4,359.4           -         37.9
Commerce                                             3.9         2.4         6.3        (0.4)         5.3         7.8         2.4        10.2         0.6         10.0
Restaurants and hotels                               3.1         2.2         5.3           -          4.8        10.8         2.1        12.9        (1.6)         5.3
Transport and storage                               12.9           -        12.9           -            -        12.4           -        12.4           -            -
Communications and computer services                 2.2           -         2.2           -          0.8         3.4         0.4         3.8           -          2.0
Financial services                                  25.2        60.4        85.6           -         13.5        27.7        56.6        84.3           -          1.8
Other business services                             20.9         2.8        23.7           -          6.1        23.5         2.6        26.1           -          7.3
Public and community services                       28.7         0.1        28.8           -         11.5        38.8         0.1        38.9           -         22.9
Private households                                   1.8           -         1.8           -          0.3         3.5           -         3.5           -          0.3
                                                 -------     -------     -------     -------      -------     -------     -------     -------     -------      -------
Total                                              404.5       120.6       525.1        (3.8)       294.6     4,713.6       119.9     4,833.5       (13.5)       305.7
                                                 =======     =======     =======     =======      =======     =======     =======     =======     =======      =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)               88.1         2.1        90.2        (1.2)        50.2       106.9         0.8       107.7       (10.2)        54.8
Local authorities and entities controlled by
them                                                 1.3           -         1.3           -            -         3.0           -         3.0           -            -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                     F - 31

                                                                      APPENDIX C

OVERALL RISK OF CREDIT TO THE PUBLIC BY ECONOMIC SECTORS (CONT'D)
Reported amounts

                                                                              DECEMBER 31, 2008
                                                  ---------------------------------------------------------------------------
                                                                                                  ANNUAL
                                                                                                  EXPENSE
                                                                                                  FOR THE
                                                                                                  SPECIFIC
                                                   BALANCE       OFF-BALANCE        TOTAL        ALLOWANCE
                                                     SHEET          SHEET          RISK OF          FOR            BALANCE OF
                                                    CREDIT          CREDIT        CREDIT TO       DOUBTFUL        PROBLEMATIC
                                                   RISK (1)        RISK (2)         PUBLIC          DEBTS           DEBTS (3)
                                                  ----------      ----------      ----------      ----------       ----------
                                                                                 NIS MILLIONS
                                                  ---------------------------------------------------------------------------

Agriculture                                              2.5             0.1             2.6               -              2.1
Industry                                               175.5            10.7           186.2            (7.5)           138.7
Construction and real estate                            37.4            40.8            78.2            (4.0)            64.0
Electricity                                          4,819.0             5.2         4,824.2               -             39.7
Commerce                                                 3.8             2.4             6.2             0.6              6.2
Restaurants and hotels                                   4.3             2.2             6.5            (2.6)             6.4
Transport and storage                                   13.2               -            13.2            (0.1)               -
Communications and computer services                     2.9             0.4             3.3               -              1.9
Financial services                                      28.0            64.4            92.4               -              1.4
Other business services                                 22.6             1.5            24.1            (0.1)             5.1
Public and community services                           36.5             0.1            36.6             0.2             23.0
Private households                                       3.4               -             3.4               -              0.3
                                                  ----------      ----------      ----------      ----------       ----------
Total                                                5,149.1           127.8         5,276.9           (13.5)           288.8
                                                  ==========      ==========      ==========      ==========       ==========
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)                   92.1             2.2            94.3           (11.8)            49.6
Local authorities and entities controlled by
them                                                     2.2               -             2.2               -                -

(1)  Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.

(2)  Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3)  Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowances for doubtful debts.

                                     F - 32

Certification

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ending on June 30,
     2009 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, changes in the shareholders' equity and cash flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures in respect of disclosure and the
     Bank's internal controls over financial reporting (as defined in the
     Provisions for Reporting to the Public pertaining to the "Report of the
     Board of Directors"). Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We set up internal controls over such financial reporting, or caused such internal control over such financial reporting to be established under our supervision, intended to provide a reasonable degree of surety regarding the reliability of the financial reporting and that the financial statements for external purposes are presented in accordance with generally accepted accounting principles and the directives and guidelines of the Supervisor of Banks;

     C.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     D.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
U. Galili - General Manager

August 18, 2009

                                     F - 33

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the annual report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ending on June 30,
     2009 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, changes in the shareholders' equity and cash flows as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures in respect of disclosure and the
     Bank's internal controls over financial reporting (as defined in the
     Provisions for Reporting to the Public pertaining to the "Report of the
     Board of Directors"). Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We set up internal controls over such financial reporting, or caused such internal control over such financial reporting to be established under our supervision, intended to provide a reasonable degree of surety regarding the reliability of the financial reporting and that the financial statements for external purposes are presented in accordance with generally accepted accounting principles and the directives and guidelines of the Supervisor of Banks;

     C.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     D.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the fourth quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
Rimon Shmaya - Comptroller

August 18, 2009

                                     F - 34

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

REVIEW REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

INTRODUCTION

We reviewed the enclosed financial information of The Industrial Development
Bank of Israel Limited, including the condensed balance sheet as of June 30,
2009, and the condensed interim statements of income, changes in shareholders'
equity and cash flows for the six and three-month periods then ended. The board of directors and management are responsible for the preparation and presentation of the financial information for this interim period, in accordance with
Accounting Standard No. 14 of the Israel Accounting Standards Board, FINANCIAL
REPORTING FOR INTERIM PERIODS, and in accordance with the directives and guidelines of the Supervisor of Banks. Our responsibility is to express a conclusion regarding the financial information for this interim period based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with Review Standard No. 1 of the
Institute of Certified Public Accountants in Israel, REVIEW OF INTERIM FINANCIAL
INFORMATION CONDUCTED BY THE AUDITOR OF THE ENTITY and the review standard, the implementation of which in reviewing banking institutions is stipulated by the directives and guidelines of the Supervisor of Banks. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identifies in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information is not presented, in all material respects, in accordance with Accounting Standard No. 14 of the Israel Accounting
Standards Board and in accordance with the directives and guidelines of the
Supervisor of Banks.

                                     F - 35

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

Without qualifying our opinion, we would call attention to the following:

A.   Note 1A of the financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the decisions of the Bank's Board of
     Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets, the cancellation of the license of the Bank as from August
     1, 2008, and the blueprint for the sale of all of the shares of the Bank, all as detailed in the said note.

     Note 1 states, among other things, that: "at present, it is impossible to ascertain if the sale of the shares of the Bank pursuant to the Arrangement
     Plan will be implemented and what the ramifications on the Bank will be if the sale of the shares of the Bank is not implemented."

B.   Note 10 of the financial statements regarding litigation, all as detailed in the aforementioned note.

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

Tel Aviv
August 18, 2009

                                     F - 36

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEET
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                       JUNE 30,
                                                                 ----------------------      DECEMBER 31,
                                                                  2009           2008           2008
                                                                 -------        -------        -------
                                                                (UNAUDITED)   (UNAUDITED)     (AUDITED)
                                                                 -------        -------        -------
                                                        NOTE   NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                                       -------   -------        -------        -------

ASSETS

Cash and deposits with banks                                       591.5           33.1          575.3

Securities                                                5         45.6           40.3           37.9

Credit to the public                                      6        404.5        4,670.5        5,107.1

Credit to governments                                                1.6           21.1            2.8

Fixed assets                                                         0.5            0.6            0.5

Other assets                                                         2.5            6.9            3.3

Perpetual deposits with the Israeli Treasury                        30.8          873.0           29.9
                                                                 -------        -------        -------

Total assets                                                     1,077.0        5,645.5        5,756.8
                                                                 =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                              26.7           39.5           26.7

Deposits of banks                                                      -          372.1              -

Deposits of the Government                             6,16        307.6        4,566.0        5,022.6

Perpetual deposit                                                    0.1            0.1            0.1

Capital notes                                                          -           17.6              -

Other liabilities                                                   64.6           62.8           63.9

Non-participating preference shares                   14,15        355.6          240.5          335.8

Participating preference shares                       14,15        215.1          148.7          203.6
                                                                 -------        -------        -------

Total liabilities                                                  969.7        5,447.3        5,652.7
                                                                 -------        -------        -------

Shareholders' equity                                               107.3          198.2          104.1
                                                                 -------        -------        -------

Total liabilities and shareholders' equity                       1,077.0        5,645.5        5,756.8
                                                                 =======        =======        =======

   ---------------------      ---------------------       ---------------------
     DR. RAANAN COHEN              URI GALILI                  RIMON SHMAYA
   Chairman of the Board        General Manager                Comptroller

August 18, 2009

The accompanying notes are an integral part of the condensed financial statements.

                                     F - 37

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

Reported amounts

                                                          THREE MONTHS ENDED JUNE 30    SIX MONTHS ENDED JUNE 30   YEAR ENDED
                                                           ------------------------       --------------------     DECEMBER 31
                                                             2009           2008          2009          2008           2008
                                                           -------         -------       -------       -------       -------
                                                         (UNAUDITED)     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    (AUDITED)
                                                           -------         -------       -------       -------       -------
                                                 NOTE    NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS    NIS MILLIONS
                                                -------    -------         -------       -------       -------       -------

Profit (loss) from financing operations
  before allowance for doubtful debts              12        (11.0)           11.4          24.8          22.7          84.0
Decrease in allowance for doubtful debts            7         (5.9)           (4.7)        (18.0)        (15.8)        (16.9)
                                                           -------         -------       -------       -------       -------
Profit (loss) from financing operations
  after allowance for doubtful debts                          (5.1)           16.1          42.8          38.5         100.9
                                                           -------         -------       -------       -------       -------

OPERATING AND OTHER INCOME
Operating commissions                                          0.2             0.2           0.3           0.3           0.6
Gains (losses) from investments in
  shares                                           13          1.6             0.4           1.4          (0.3)          1.0
Other income                                                   0.5             0.3           1.9           0.8           1.4
                                                           -------         -------       -------       -------       -------
Total operating and other income                               2.3             0.9           3.6           0.8           3.0
                                                           -------         -------       -------       -------       -------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                                  3.8             4.8           8.6          10.5          19.9
Retirement of employees                                        0.7               -           1.5          11.0           9.0
Maintenance and depreciation
 of buildings and equipment                                    0.7             0.8           1.4           1.5           2.9
Other expenses                                                 2.4             2.7           4.2           4.7           9.6
                                                           -------         -------       -------       -------       -------
Total operating and other expenses                             7.6             8.3          15.7          27.7          41.4
                                                           -------         -------       -------       -------       -------
Operating profit (loss) before taxes on
  income                                                     (10.4)            8.7          30.7          11.6          62.5
Tax provision on operating profit                             (1.7)            0.9           2.2           2.6           9.5
                                                           -------         -------       -------       -------       -------
Operating profit (loss) before taxes on
  income                                                      (8.7)            7.8          28.5           9.0          53.0
Income (expense) in respect of
  dividends and exchange rate
  differentials on preference shares
  classified as a liability                        14         29.3               -         (30.3)            -             -
                                                           -------         -------       -------       -------       -------

NET EARNINGS (LOSS)                                           20.6             7.8          (1.8)          9.0          53.0
                                                           =======         =======       =======       =======       =======

NET EARNINGS (LOSS) PER SHARE IN NIS
"A" ordinary shares                                        1,364.2           516.5        (119.2)        596.0       3,509.9

The accompanying notes are an integral part of the financial statements.

                                     F - 38

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Reported amounts

                                                                     THREE MONTHS ENDED JUNE 30, 2009 (UNAUDITED)
                                                     -----------------------------------------------------------------------
                                                                                  ADJUSTMENTS
                                                      SHARE         ACCUMULATED      FROM
                                                     CAPITAL       DIFFERENCE ON PRESENTATION
                                                       AND          TRANSLATION  OF AVAILABLE-
                                                     PREMIUM             OF        FOR-SALE                          TOTAL
                                                       ON            CPI LINKED   SECURITIES     ACCUMULATED     SHAREHOLDERS'
                                                     SHARES           DEPOSIT    AT FAIR VALUE     DEFICIT           EQUITY
                                                     -------          -------      -------         -------           -------
                                                                                NIS MILLIONS
                                                     -----------------------------------------------------------------------

BALANCE AS OF THE BEGINNING OF THE PERIOD              554.8                -          7.1          (478.2)             83.7
Net earnings for the period                                -                -            -            20.6              20.6
Adjustments from presentation of
  available-for-sale securities at market
  value                                                    -                -          3.0               -               3.0
                                                     -------          -------      -------         -------           -------

BALANCE AS OF THE END OF THE PERIOD                    554.8                -         10.1          (457.6)            107.3
                                                     =======          =======      =======         =======           =======

                                                                  THREE MONTHS ENDED JUNE 30, 2008 (UNAUDITED)
                                                     --------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                     SHARE         ACCUMULATED        FROM
                                                    CAPITAL       DIFFERENCE ON    PRESENTATION
                                                      AND          TRANSLATION    OF AVAILABLE-
                                                    PREMIUM             OF           FOR-SALE                            TOTAL
                                                       ON           CPI LINKED      SECURITIES      ACCUMULATED      SHAREHOLDERS'
                                                     SHARES           DEPOSIT      AT FAIR VALUE      DEFICIT           EQUITY
                                                     -------          -------          -------        -------           -------
                                                                                   NIS MILLIONS
                                                     --------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING OF THE PERIOD              207.1            439.7              6.2         (507.6)            145.4
Net earnings for the period                                -                -                -            7.8               7.8
Adjustments from presentation of
  available-for-sale securities at market
  value                                                    -                -              0.9              -               0.9
Translation differences relating to a
  perpetual deposit                                        -             44.1                -              -              44.1
                                                     -------          -------          -------        -------           -------

BALANCE AS AT THE END OF THE PERIOD                    207.1            483.8              7.1         (499.8)            198.2
                                                     =======          =======          =======        =======           =======

The accompanying notes are an integral part of the financial statements.

                                     F - 39

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

Reported amounts

                                                                   SIX MONTHS ENDED JUNE 30, 2009 (UNAUDITED)
                                                     -----------------------------------------------------------------------
                                                                                ADJUSTMENTS
                                                     SHARE         ACCUMULATED     FROM
                                                    CAPITAL       DIFFERENCE ON PRESENTATION
                                                      AND          TRANSLATION   OF AVAILABLE-
                                                     PREMIUM            OF        FOR-SALE                            TOTAL
                                                       ON           CPI LINKED   SECURITIES     ACCUMULATED       SHAREHOLDERS'
                                                     SHARES           DEPOSIT   AT FAIR VALUE      DEFICIT           EQUITY
                                                     -------          -------      -------         -------           -------
                                                                                NIS MILLIONS
                                                     -----------------------------------------------------------------------

BALANCE AS OF THE BEGINNING OF THE PERIOD
  (AUDITED)                                            554.8                -          5.1          (455.8)            104.1
Net earnings for the period                                -                -            -            (1.8)             (1.8)
Adjustments from presentation of
  available-for-sale securities at market
  value                                                    -                -          5.0               -               5.0
                                                     -------          -------      -------         -------           -------

BALANCE AS OF THE END OF THE PERIOD                    554.8                -         10.1          (457.6)            107.3
                                                     =======          =======      =======         =======           =======

                                                                   SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)
                                                     ---------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                     SHARE         ACCUMULATED        FROM
                                                    CAPITAL       DIFFERENCE ON    PRESENTATION
                                                      AND          TRANSLATION    OF AVAILABLE-
                                                    PREMIUM             OF           FOR-SALE                            TOTAL
                                                       ON           CPI LINKED      SECURITIES       ACCUMULATED      SHAREHOLDERS'
                                                     SHARES           DEPOSIT      AT FAIR VALUE       DEFICIT           EQUITY
                                                     -------          -------          -------         -------           -------
                                                                                    NIS MILLIONS
                                                     ---------------------------------------------------------------------------

BALANCE AS OF THE BEGINNING OF THE PERIOD
  (AUDITED)                                            207.1            402.3              9.5          (508.8)            110.1
Net earnings for the period                                -                -                -             9.0               9.0
Adjustments from presentation of
  available-for-sale securities at market
  value                                                    -                -             (2.4)              -              (2.4)
Translation differences relating to a
  perpetual deposit                                        -             81.5                -               -              81.5
                                                     -------          -------          -------         -------           -------

BALANCE AS OF THE END OF THE PERIOD                    207.1            483.8              7.1          (499.8)            198.2
                                                     =======          =======          =======         =======           =======

The accompanying notes are an integral part of the financial statements.

                                     F - 40

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

Reported amounts

                                                                        YEAR ENDED DECEMBER 31, 2008 (AUDITED)
                                                     ----------------------------------------------------------------------------
                                                                                   ADJUSTMENTS
                                                     SHARE          ACCUMULATED        FROM
                                                    CAPITAL        DIFFERENCE ON    PRESENTATION
                                                      AND           TRANSLATION     OF AVAILABLE-
                                                    PREMIUM             OF             FOR-SALE                            TOTAL
                                                       ON            CPI LINKED       SECURITIES      ACCUMULATED      SHAREHOLDERS'
                                                     SHARES           DEPOSIT       AT FAIR VALUE       DEFICIT           EQUITY
                                                     -------          -------           -------         -------           -------
                                                                                     NIS MILLIONS
                                                     ----------------------------------------------------------------------------

BALANCE AS OF THE BEGINNING OF THE YEAR                207.1            402.3               9.5          (508.8)            110.1
Net earnings                                               -                -                 -            53.0              53.0
Adjustments from presentation of
  available-for-sale securities at market
  value                                                    -                -              (4.4)              -              (4.4)
Translation differences relating to a
  perpetual deposit                                        -             43.4                 -               -              43.4

ARRANGEMENT PLAN BETWEEN THE BANK AND ITS
  SHAREHOLDERS
Arrangement pertaining to interest on the
  perpetual deposit against dividend in
  arrears on preference shares                             -            (98.0)                -               -             (98.0)
Refund of the perpetual deposit
  constitutes in essence a payment by the
  State in respect of B1 shares                        347.7           (347.7)                -               -                 -
                                                     -------          -------           -------         -------           -------

BALANCE AS OF THE END OF THE YEAR                      554.8                -               5.1          (455.8)            104.1
                                                     =======          =======           =======         =======           =======

The accompanying notes are an integral part of the financial statements.

                                     F - 41

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                            FOR THE THREE      FOR THE SIX      FOR THE YEAR
                                                                             MONTHS ENDED      MONTHS ENDED        ENDED
                                                                             JUNE 30,2009      JUNE 30,2009    DECEMBER 31, 2008
                                                                               -------           -------           -------
                                                                             NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                                                               -------           -------           -------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the period                                                20.6              (1.8)             53.0

Adjustments to present cash from operating activities:

Depreciation on equipment                                                            -                 -               0.4
Allowance for doubtful debts                                                      (5.8)            (17.8)             (8.4)
Gain (loss) on sale of available-for-sale securities                              (1.6)             (1.4)              2.4
Provision for severance pay and pensions, net                                     (1.9)             (1.0)              6.5
Inflationary erosion of capital notes and perpetual deposit                          -                 -              (0.3)
                                                                               -------           -------           -------
Net cash inflow (outflow) generated by operating activities                       11.3             (22.0)             53.6
                                                                               -------           -------           -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                          (7.7)           (182.7)              2.6
Available-for-sale securities, net                                                (1.6)             (1.3)              1.6
Credit to the public, net                                                        392.7             (12.8)            421.1
Credit to the Israeli government, net                                              1.1               1.2              21.9
Other assets, net                                                                 14.7               0.8               3.9
Perpetual deposit with the Israeli treasury                                        2.1              (0.9)            857.2
Acquisition of fixed assets                                                          -                 -              (0.1)
                                                                               -------           -------           -------
Net cash inflow (outflow) generated by activities related to assets              401.3            (195.7)          1,308.2
                                                                               -------           -------           -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                          -                 -             (19.9)
Deposits of the public, net                                                        1.4                 -             (27.9)
Deposits of banks, net                                                               -                 -            (481.2)
Deposits of the Government, net                                                 (398.7)             18.2            (296.6)
Other liabilities, net                                                            (1.1)              1.7               7.9
Non-participating preference shares, net                                         (19.3)             19.8                 -
Participating preference shares, net                                             (12.0)             11.5                 -
                                                                               -------           -------           -------
Net cash inflow (outflow) generated by activities relating to
  liabilities and shareholders' equity                                          (429.7)             51.2            (817.7)
                                                                               -------           -------           -------

INCREASE (DECREASE) IN CASH                                                      (17.1)           (166.5)            544.1

BALANCE OF CASH AT BEGINNING OF YEAR                                             424.7             574.1              30.0
                                                                               -------           -------           -------

BALANCE OF CASH AT END OF YEAR                                                   407.6             407.6             574.1
                                                                               =======           =======           =======

The accompanying notes are an integral part of the financial statements.

                                     F - 42

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF CASH FLOWS (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

ANNEX A NON-CASH TRANSACTIONS IN ASSETS AND LIABILITIES DURING THE REPORTING
PERIOD (1)

                                                  FOR THE THREE   FOR THE SIX     FOR THE YEAR
                                                  MONTHS ENDED    MONTHS ENDED       ENDED
                                                  JUNE 30,2009    JUNE 30,2009  DECEMBER 31, 2008
                                                  ------------    ------------    ------------
                                                  NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                  ------------    ------------    ------------

TRANSACTIONS IN ASSETS
Credit to the Electric Company                       4,733.2         4,733.2
                                                    ========        ========        ========

TRANSACTIONS IN LIABILITIES
Government deposit in connection with credit        (4,733.2)       (4,733.2)
                                                    ========        ========        ========

(1)  Further to the change in the terms of the deposit agreement, the credit and the deposits were set off against one another (see Note 6).

The accompanying notes are an integral part of the financial statements.

                                     F - 43

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN, THE COMPROMISE AND ARRANGEMENT PLAN BETWEEN THE BANK
         AND ITS SHAREHOLDERS, THE REPAYMENT OF THE PERPETUAL DEPOSITS OF THE
         BANK WITH THE TREASURY

     Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank, on August 22, 2002, requested a special line of credit from the Governor of the Bank of Israel. The Bank repaid the credit line in full on December 31,
     2008.

     On August 1, 2009, the "banking license" of the Bank expired, in accordance with the announcement of the Governor of the Bank of Israel.

     THE ACTIVITY OF THE BANK DURING AND SUBSEQUENT TO THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was implemented by the
     Bank were a supervised sale of the Bank's assets and a significant reduction in manpower and in operating expenses.

     The Bank is prohibited from accepting new deposits and from renewing existing deposits which have matured. Commencing August 1, 2008, the date on which the banking license of the Bank expired, the Bank became subject to a restriction pursuant to the Banking Law (Licensing) - 1981, whereby the number of depositors in the Bank shall not exceed twenty nine.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and in the Bank's operating expenses.

     Both during and subsequent to the Run-Off Plan which ended on July 31,
     2008, the Bank has been refraining from granting new credit and its activity focuses on the collection of the existing credit. The Bank intends on continuing this reduced framework of activity until the completion of the sale of the shares of the Bank as part of the Arrangement Plan, or until other developments occur in the event that the sale of the shares is not implemented.

     At present, it is impossible to assess if and the sale of the shares of the
     Bank pursuant to the Arrangement Plan will actually be implemented and what the consequences on the Bank will be if the sale of the shares of the Bank is not implemented.

     GOVERNMENT DECISION REGARDING THE PRIVATIZATION OF THE BANK

     On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank, as part of a petition to approve the arrangement pursuant to Article 350 of the
     Companies Law. The full wording of the resolution was publicized by the
     Bank in its Immediate Report on April 30, 2008. The privatization resolution stipulates, among other things, the following:

     o    The shares of the State in the Bank shall be sold, as one block, by way of a private placement, to an investor or group of investors from
          Israel and/or abroad (the "Purchaser"), as part of the blueprint for the sale, including the transfer of all of the shares of the Bank, including those held by the public, to the Purchaser (the "Sale").

     o    Until the completion of the sale, the Bank shall continue collecting its credit portfolio.

     o    The Accountant General of the Ministry of Finance was authorized to carry out a number of steps in connection with the privatization of the Bank.

     o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

     The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the bank that was assessed by the Finance Ministry and the Government Companies Authority.

                                     F - 44

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

     THE COMPROMISE AND ARRANGEMENT PLAN PURSUANT TO ARTICLE 350 OF THE
     COMPANIES LAW - 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS

     Further to the Government resolution regarding the privatization of the
     Bank and in accordance with the resolution of the Board of Directors of the
     Bank at its meeting of May 26, 2008, the Bank filed a petition with the Tel
     Aviv - Jaffa District Court on July 6, 2008 to approve the compromise and arrangement plan pursuant to Article 350 of the Companies Law between the
     Bank and its shareholders.

     Prior to passing the resolution regarding the filing of the petition to have the Arrangement Plan approved, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the Minimum Price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, as well as a document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the
     Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders, which according to the Arrangement Plan constitutes an alternative to the sale of the shares of the Bank in the event that such sale is not realized.

     The resolution of the Board of Directors regarding the submission of the
     Arrangement Plan was passed after the Board of Directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor
     A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the Arrangement Plan, may be more beneficial to the public shareholders than the alternative of liquidating the Bank.

     The Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008 (except of minor changes. This description is in line with the plan that was included in the petition that was filed by the Bank on
     July 6, 2008). A brief description follows:

     The Arrangement Plan includes three parts (two of which are alternatives)
     which the shareholders and the court were asked to approve as one unit.

     1.   The first part will be implemented immediately upon the approval of the Arrangement Plan (by the meetings of the type of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflects the proceeds of the issuance of the D and
          DD shares held by the public (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

     2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sale process to be implemented by the Government Companies
          Authority.

                                     F - 45

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

          The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the DD shares at their full dollar par value plus the entire preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of Israel.

          If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "Minimum Price"), the consummation of the sale shall be subject to the approval of the meeting of the C-type shareholders (C, CC and CC1) (by a majority of 75% of the value represented by the vote). The State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the Minimum Price.

          The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by
          Professor A. Barnea as part of the document he prepared, as above, which is attached to the Arrangement Plan. The State shall refund to the Bank part of the perpetual deposits it still holds, in accordance to the description of part 1 above.

          The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the Bank, or the State. In addition, the Bank will waive any claim, demand, or suit toward the State in connection with the perpetual deposit, the payment of interest in respect thereof, and its refunding to the Bank.

          The Bank will assign its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the State deposit which served as a source of such loan. The rights will be assigned to the party to which the Bank is instructed by the Accountant General. The conditions for the performance of the second part (the sale arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

     3.   The third part (the dividend arrangement) is an alternative to the second part (the sale arrangement) and it shall be carried out in the event that the sale arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the
          Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December
          31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

          Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C, CC and CC1 shares detracting from their rights under the articles of the Bank to the accumulation of a preferred dividend in respect of their shares, including in relation to the
          aforementioned period).

                                     F - 46

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

          Subject to the carrying out of the dividend arrangement, the Bank will waive any claim, demand, or suit toward the State in connection with the payment of interest in respect of part of the perpetual deposit which reflects the considerations of the issuance of the Group C shares, and the Group D shares that are owned by the State (without it detracting from any claim, demand, or suit of the Bank in connection with the payment of the interest on the balance of the perpetual deposit) and in respect of the refund of the perpetual deposit by the
          State.

     It is hereby clarified and emphasized that the above description is solely a condensed summary of the major features of the Arrangement Plan and it does not come replace the full version of the Arrangement Plan submitted to the court.

     Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, then concurrent with the submission of a request to the court to approve the Arrangement Plan, on
     July 6, 2008, the Bank submitted to the court a request to reduce its capital. The request was approved by the court on November 20, 2008.

     The arrangement pursuant to Article 350 of the companies Law - 1999 is subject to the approval of the meetings of the different classes of shareholders of the Bank as well as the approval of the court. On October
     30, 2008 and November 6, 2008, the Arrangement Plan was approved by the meetings of the classes of shareholders of the Bank and on November 24,
     2008, the plan was approved by the Court.

     Further to the approval of the Arrangement Plan and pursuant to the stipulations therein, on December 31, 2008, the Government repaid to the
     Bank the perpetual deposits it had deposited with the Treasury (except the part thereof that reflects the consideration of the issuance of D and DD shares held by the public), the Bank repaid the balance of the credit line placed at its disposal by the Bank of Israel, the originating motion filed against the Bank in the matter of the renewal of the distribution of a dividend was rejected, as was the appeal of the Bank against the court decision that rejected the Bank's originating motion in the matter of the accrual of interest on the perpetual deposits of the Bank with the
     Treasury.

     On April 6, 2009, the Government Companies Authority issued a press release on behalf of the Israeli Government whereby those parties interested in purchasing the entire issued share capital of the Bank were invited to contact the Government Companies Authority in accordance with the stipulations of the press release and the sale procedure that had also been issued by the Authority at the same time. According to the notification sent to the Bank by the Authority, applications were received by the
     Authority from five parties that expressed an interest in participating in the sale process of the shares of the Bank. On July 13, 2009, the Bank's data room was opened for the performance of due diligence work by those parties who submitted applications and whose further participation in the sale process was approved by the Authority (perusal of the documents of the
     Bank in the data room, submission of price quotes, etc.). As of the date of release of these financial statements, the phase for submission of price quotes had not yet commenced.

     REPAYMENT OF THE PERPETUAL DEPOSITS OF THE BANK WITH THE TREASURY

     According to the first part of the Compromise and Arrangement Plan between the Bank and its shareholders, on December 31, 2008, the State repaid to the Bank the perpetual deposits in the Treasury, except for the part thereof that reflects the proceeds of the issuance of the D and DD shares held by the public, in a total amount of NIS 857.5 million. Of this amount, an amount of NIS 304.5 million was paid by the Treasury to the Bank of
     Israel in respect of the repayment of the balance of the line of credit placed at the disposal of the Bank in the third quarter of 2002 as a result of the liquidity problems facing the Bank.

     The balance of the repayment of the aforementioned perpetual deposits, in an amount of NIS 553.0 million, was transferred to the Bank. As a result, as of both December 31, 2008 and March 31, 2009, the Bank held liquid monetary balances in excess of all of its liabilities to its creditors (not including the deposit of the Government that served as the source for the credit granted to the Israel Electric Company that was secured by a government guarantee).

                                     F - 47

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with the directives and guidelines of the Supervisor of Banks and in accordance with accounting principles implemented for purposes of preparing interim financial statements, as set out in Accounting Standard No. 14 of the
     Israel Accounting Standards Board. In a letter dated May 29, 2008, the
     Supervisor of Banks announced that the financial statements of the Bank have to be presented in accordance with his directives for an additional three-year period following the date the "banking license" of the Bank was cancelled (August 1, 2008). The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as at
     December 31, 2008. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2008 and for the year then ended, together with their accompanying notes.

     According to the directives of the Bank of Israel, issued on March 18,
     2008, the scope of the disclosure required in the quarterly financial statements of banking institutions was expanded. The effective date of the directive is from the financial statements as of June 30, 2008. In accordance with the transition provisions set out in this directive, no comparative amounts were included in the statement of cash flows and in the notes relating to the same quarter of 2008, in the event that no such information was reported in 2008.

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION

     A.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the Standard). The Standard stipulates that entities subject to the Securities Law - 1968 and that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the provisions and guidelines of the Supervisor of
          Banks.

          In relating to the manner in which banking institutions are to implement the Standard, the Supervisor of Banks notified banking institutions that:

          o    He intends on setting down on a regular basis provisions for the implementation of Israeli standards issued by the Israel
               Accounting Standards Board and which are based on IFRS that do not relate to the core banking business.

          o    In the second half of 2009, he will publicize his decision regarding the date of implementation of IFRS standards that relate to the core banking business. In doing so, he will take into consideration the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence between IFRS and U.S. standards on the other hand.

          o    Therefore, relating to the core banking business, the financial statements of a banking institution presented in accordance with the provisions and guidelines of the Supervisor of Banks will continue to be presented on the basis of the U.S. standards as stipulated in the provisions for reporting to the public.

                                     F - 48

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION (CONT.)

     B.   In December 2006, the Israel Accounting Standards Board issued
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and its Controlling Shareholder" issued by the
          Israel Accounting Standards Board (hereinafter - the "Standard"). The
          Standard replaces the Securities Regulations (Financial Statement
          Presentation of a Transaction between a Company and its Controlling
          Shareholder) - 1996 as adopted in the provisions for reporting to the public of the Supervisor of Banks. The Standard stipulates that assets and liabilities which were the subject of a transaction between an entity and its controlling shareholders shall be measured at the date of the transaction at fair value and that the difference between the fair value and the consideration of the transaction be carried to shareholders' equity. Any difference with a debit balance is in effect a dividend which reduces retained earnings. Any difference with a credit balance constitutes an investment by the owners and shall be presented separately as part of shareholders' equity under the title
          "Capital Reserve deriving from a transaction between the entity and its controlling shareholder".

          The Standard deals with three issues in connection with transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity from the controlling shareholder, or the opposite, transfer of an asset from the controlling shareholder to the entity; the assumption of a liability of the entity to a third party, in whole or in part, by the controlling shareholder, indemnification of the entity by the controlling shareholder in respect of an expense, the waiver of the controlling shareholder to the entity regarding a debt due to him from the entity, in whole or in part; and loans granted to the controlling shareholder or loans received from the controlling shareholder. In addition, the Standard sets forth the disclosure to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder carried out after January 1, 2007 and to loans granted to or received from the controlling shareholder prior to the effective date of the Standard, commencing on the effective date.

          As of the date of release of the financial statements, the Supervisor of Banks had not yet issued his provisions regarding the manner of adoption of the Standard by banking institutions, if at all.

     C.   Directive on the Measurement and Disclosure of Impaired Debts, Credit
          Risk and a Provision for credit Losses - On December 31, 2007, the
          Supervisor of Banks issued a directive on "Measurement and Disclosure of Impaired Debts, Credit Risk, and a Provision for Credit Losses".
          The directive was brought up for discussion at the advisory committee of the Bank of Israel on matters related to banking affairs.

          The directive is based on accounting principles generally accepted by banks in the U.S. The underlying principles of the directive constitute a significant change versus the current provisions relating to the classification of problematic debts and the measurement of the provision for doubtful debts in respect of credit losses. The new directive sets out explicit guidelines regarding the classification of impaired debts, credit risk, the measurement of the provisions for credit losses, the accounting write-offs of debts and revenue recognition in respect of debts. Moreover the new guidelines set out detailed requirements for the conducting of a systematic process to set up provisions for credit losses and to save documentation in support of the process and the provisions.

                                     F - 49

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION (CONT.)

          The new directive is scheduled to go into effect commencing with the financial statements as of January 1, 2010. The directive set out transition provisions to implement in the annual financial statements of 2007 and in the financial statements to be issued during 2008 and
          2009.

     In its letter to the Bank dated August 12, 2007, the Bank of Israel notified the Bank that it has permission not to take steps to prepare for the implementation of the aforementioned directive.

NOTE 4 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS

     As stated in Note 1G of the Bank's financial statements as of December 31,
     2008, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing purchases of means of control in corporate entities and in respect of deviations from the limit of sector indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

     On August 1, 2008, the "banking license" of the Bank expired. In his letter to the Bank dated July 27, 2008, the Supervisor of Banks notified the Bank that he was exempting the Bank from complying with Banking Procedure 315 which addresses the issue of the supplemental and general allowance for doubtful debts. The Bank continues to prepare its financial statements in accordance with the directives of the Supervisor of Banks. In the Directive pertaining to Reporting to the Public, the Bank is required to make a supplemental and general allowance for doubtful debts according to the provision of Proper Banking Procedure 315. As a result, the Bank asked the
     Supervisor for clarification of his position on this matter. The Bank expressed its stand that over the years, as a result of the decline in the volume of the Bank's credit portfolio, the relative weight of the general allowance for doubtful debts increased to a rate that is high when compared with the overall liability and that the position of the Bank is that the general allowance should be set as a percentage of the balance of debt.

     In his letter dated January 25, 2009, the Supervisor of Banks notified the
     Bank that he was exempting the Bank from both compliance with the directive in Proper Banking Procedure 315 and from the reference in the Directive
     Pertaining to Reporting to the Public to the requirements by virtue of the aforementioned directive. In addition, the Supervisor of Banks notified the
     Bank that he would not address the fairness of the percentage of the general allowance for doubtful debts that the Bank believed it should make.

     In connection with the financial statements as of December 31, 2008, the
     Board of Directors of the Bank decided to continue maintaining the supplemental and general allowance for doubtful debts in accordance with the same policies that it followed prior to receipt of the letter of the
     Supervisor of Banks (for complete details of the accounting policy implemented, see Note 1G of the financial statements as of December 31,
     2008).

                                     F - 50

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 4 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS (CONT.)

     In a deliberation that was held as part of the assessment of the accounting policy on this issue, in connection with the financial statements as of
     March 31, 2009 and further to receipt of the letter of the Supervisor of
     Banks, the Board of Directors of the Bank decided to cancel the existing supplemental and general allowances in accordance with the directive of the
     Supervisor and make in its stead an allowance that is based on industry-wide risk characteristics. This allowance is based on data pertaining to specific allowances made over the six years of activity of the Bank as part of the Run-off plan.

     The allowance calculated on the basis of the principles set out in respect of the industry-wide risk characteristics as of June 30, 2009 amounted to
     NIS 27.6 million, constituting 5.0% of the public credit risk, which includes credit risk and off-balance sheet risk as calculated for purposes of borrower limits and borrower group limits. The balance of the supplemental and general allowance as of December 31, 2008 amounted to NIS
     41.8 million, constituting 7.3% of the aforementioned credit risk.

                                     F - 51

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 5 - SECURITIES

     A.   COMPOSITION

                                                                         JUNE 30, 2009
                                               --------------------------------------------------------------------
                                                                            NON-REALIZED   NON-REALIZED
                                                                             GAINS FROM    LOSSES FROM
                                              CARRYING         ADJUSTED    ADJUSTMENTS TO  ADJUSTMENTS TO   FAIR
                                                VALUE          VALUE (1)      FAIR VALUE    FAIR VALUE     VALUE (2)
                                               --------        --------        --------       --------     --------
                                                                           REPORTED AMOUNTS
                                               --------------------------------------------------------------------
                                                                             NIS MILLIONS
                                               --------------------------------------------------------------------

AVAILABLE-FOR- SALE SECURITIES
Other debentures                                    4.5             4.3             0.2              -          4.5
Shares of others                                   41.1            31.2             9.9              -      (3)41.1
                                               --------        --------        --------       --------     --------
Total available-for-sale securities                45.6            35.5         (4)10.1              -      (3)45.6
                                               ========        ========        ========       ========     ========

                                                                              JUNE 30, 2008
                                               ---------------------------------------------------------------------------
                                                                             NON-REALIZED      NON-REALIZED
                                                                               GAINS FROM      LOSSES FROM
                                               CARRYING        ADJUSTED      ADJUSTMENTS TO    ADJUSTMENTS TO       FAIR
                                                VALUE          VALUE (1)      FAIR VALUE        FAIR VALUE        VALUE (2)
                                               --------        --------        --------           --------        --------
                                                                           REPORTED AMOUNTS
                                               ---------------------------------------------------------------------------
                                                                             NIS MILLIONS
                                               ---------------------------------------------------------------------------

AVAILABLE-FOR- SALE SECURITIES
Other debentures                                    0.2             0.2               -                  -             0.2
Shares of others                                   40.1            33.0             7.3               (0.2)        (3)40.1
                                               --------        --------        --------           --------        --------
Total available-for-sale securities                40.3            33.2          (4)7.3               (0.2)           40.3
                                               ========        ========        ========           ========        ========

                                                                           DECEMBER 31, 2008
                                               ---------------------------------------------------------------------------
                                                                             NON-REALIZED      NON-REALIZED
                                                                              GAINS FROM       LOSSES FROM
                                               CARRYING        ADJUSTED     ADJUSTMENTS TO     ADJUSTMENTS TO      FAIR
                                                 VALUE        VALUE (1)       FAIR VALUE         FAIR VALUE       VALUE (2)
                                               --------        --------        --------           --------        --------
                                                                           REPORTED AMOUNTS
                                               ---------------------------------------------------------------------------
                                                                             NIS MILLIONS
                                               ---------------------------------------------------------------------------

AVAILABLE-FOR-SALE SECURITIES
Other debentures                                    0.2             0.2               -                  -             0.2
Shares of others                                   37.7            32.6             5.2               (0.1)        (3)37.7
                                               --------        --------        --------           --------        --------
Total available-for-sale securities                37.9            32.8          (4)5.2               (0.1)        (3)37.9
                                               ========        ========        ========           ========        ========

     (1)  In the case of shares - cost less provision for impairment in value, when necessary.

     (2)  Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3)  Includes shares, the fair value of which is not readily available, which are stated at cost in the amount of NIS 7.2 million (June 30,
          2008 - NIS 9.9 million, December 31, 2008 - NIS 8.4 million).

     (4)  Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     B.   See Note 4E of the financial statements as of December 31, 2008, regarding the classification of a customer's debt to the securities item.

     NOTE: For details regarding results of investments in debentures, see Note
           12, results of investments in shares - see Note 13.

                                     F - 52

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 6 - CREDIT TO THE ISRAEL ELECTRIC COMPANY AND THE GOVERNMENT DEPOSITS USED
         AS A SOURCE FOR SUCH CREDIT

     In the past, the Bank granted loans to the Israel Electric Company out of the deposits of the State of Israel which served as a source for those loans. The loans were secured by a State guarantee.

     The State requested that the Bank change the manner in which the loans of the Bank to the Electric Company are secured. Instead of their being secured by a State guarantee, it was agreed between the State and the Bank that the loans would be converted into loans secured by the deposits which served as the source of the loans, and that the Bank would be required to redeem the deposits only if the Electric Company repays its loans to the
     Bank. After the board of directors was convinced that the change was technical in nature, a change that does not impair the position of the
     Bank, and that in essence, the Bank continued not to be liable for the loans, rather the State of Israel continued to be fully liable for them, the board of directors of the Bank approved the requested change. An agreement on this matter was signed between the Bank and the State on June
     18, 2009.

     In accordance with the provisions for reporting to the public which were issued by the Banking Commissioner and which still apply to the Bank, since the redemption of the aforementioned deposits to the State is contingent as a result of the aforementioned change on the degree of collection of the loans of the bank to the Electric Company, the loans and the deposits should be offset against one another and presented in the balance sheet in their net amount. Since, except for a negligible amount, the balance of the deposits is identical with the balance of the loans, they offset one another and are not presented in the balance sheet.

     The credit and the deposits will be disclosed in the note on contingent liabilities and special commitments as part of the item entitled
     "Off-balance sheet commitments in respect of activity by degree of collection" (see Note 10E of the financial statements).

                                     F - 53

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 7 - ALLOWANCE FOR DOUBTFUL DEBTS

REPORTED AMOUNTS

                                                                  FOR THE THREE MONTHS ENDED JUNE 30 (UNAUDITED)
                                            -----------------------------------------------------------------------------------------------
                                                                2009                                               2008
                                            ------------------------------------------          -------------------------------------------
                                            SPECIFIC       SUPPLEMENTARY                        SPECIFIC       SUPPLEMENTARY
                                          ALLOWANCE (1)     ALLOWANCE (2)       TOTAL         ALLOWANCE (1)    ALLOWANCE (2)        TOTAL
                                            --------          --------        --------          --------          --------         --------
                                          NIS MILLIONS      NIS MILLIONS    NIS MILLIONS      NIS MILLIONS      NIS MILLIONS     NIS MILLIONS
                                            --------          --------        --------          --------          --------         --------

BALANCE OF ALLOWANCE AT THE
  BEGINNING OF THE PERIOD                      546.1                 -           546.1             564.5              43.8            608.3
                                            --------          --------        --------          --------          --------         --------
Allowance provided during the
  period                                         1.7                 -             1.7               1.6                 -              1.6
Reduction of allowance                          (4.8)                -            (4.8)             (5.1)             (0.9)            (6.0)
Collection of debts written off
  in the past                                   (0.1)                             (0.1)             (0.3)                -             (0.3)
Provision based on industry
  risks characteristics (3)                     (2.7)                -            (2.7)                -                 -                -
                                            --------          --------        --------          --------          --------         --------
Amount carried to statement of
  income                                        (5.9)                -            (5.9)             (3.8)             (0.9)            (4.7)
                                            --------          --------        --------          --------          --------         --------
Debts written off (4)                          (11.5)                -           (11.5)            (18.1)                -            (18.1)
                                            --------          --------        --------          --------          --------         --------
BALANCE OF ALLOWANCE AT THE END
  OF THE PERIOD                                528.7                 -           528.7             542.6              42.9            585.5
                                            ========          ========        ========          ========          ========         ========
Including - balance of allowance
  not deducted from credit to
  public                                         0.1                 -             0.1               1.1                 -              1.1
                                            --------          --------        --------          --------          --------         --------

                                                                    FOR THE SIX MONTHS ENDED JUNE 30 (UNAUDITED)
                                            ------------------------------------------------------------------------------------------------
                                                                2009                                                 2008
                                            -------------------------------------------          -------------------------------------------
                                           SPECIFIC        SUPPLEMENTARY                        SPECIFIC        SUPPLEMENTARY
                                         ALLOWANCE (*)     ALLOWANCE (**)       TOTAL          ALLOWANCE (*)    ALLOWANCE (**)       TOTAL
                                            --------          --------         --------          --------          --------         --------
                                          NIS MILLIONS     NIS MILLIONS      NIS MILLIONS     NIS MILLIONS       NIS MILLIONS     NIS MILLIONS
                                            --------          --------         --------          --------          --------         --------

BALANCE OF ALLOWANCE AT THE
  BEGINNING OF THE PERIOD
  (AUDITED)                                    531.1              41.8            572.9             572.6              45.2            617.8
                                            --------          --------         --------          --------          --------         --------
Allowance provided during the
  period                                         1.9                 -              1.9               2.1                 -              2.1
Reduction of allowance                          (5.5)            (41.8)           (47.3)             (7.6)             (2.3)            (9.9)
Collection of debts written off
  in the past                                   (0.2)                -             (0.2)             (8.0)                -             (8.0)
Provision based on industry
  risks characteristics (3)                     27.6                 -             27.6                 -                 -                -
                                            --------          --------         --------          --------          --------         --------
Amount carried to statement of
  income                                        23.8             (41.8)           (18.0)            (13.5)             (2.3)           (15.8)
                                            --------          --------         --------          --------          --------         --------
Debts written off (4)                          (26.2)                -            (26.2)            (16.5)                -            (16.5)
                                            --------          --------         --------          --------          --------         --------
BALANCE OF ALLOWANCE AT THE END
  OF THE PERIOD                                528.7                 -            528.7             542.6              42.9            585.5
                                            ========          ========         ========          ========          ========         ========
Including - balance of allowance
  not deducted from credit to
  public                                         0.1                 -              0.1               1.1                 -              1.1
                                            --------          --------         --------          --------          --------         --------

(1)  Not including allowance for interest on non-income bearing credit.

(2)  Including the general allowance for doubtful debts.

(3)  See Note 4.

(4)  Less collection of debts written off in previous years.

                                     F - 54

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 8 - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
         BANKS

Following is the calculation of capital adequacy in accordance with Directives
Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio"
and "Capital Allocation with respect to Exposure to Market Risks":

A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                  JUNE 30           JUNE 30        DECEMBER 31
                                   2009              2008             2008
                                   -----            -----            -----
                                  REPORTED         REPORTED         REPORTED
                                  AMOUNTS          AMOUNTS          AMOUNTS
                                   -----            -----            -----
                                NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                   -----            -----            -----

First tier capital                  97.2            190.8             98.9
Second tier capital (1)             97.2            190.8             98.9
                                   -----            -----            -----

Total capital                      194.4            381.6            197.8
                                   =====            =====            =====

B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                 JUNE 30, 2009                     JUNE 30, 2008                     DECEMBER 31, 2008
                                           ---------------------------       ---------------------------        ---------------------------
                                                              WEIGHTED                         WEIGHTED                            WEIGHTED
                                                               CREDIT                           CREDIT                              CREDIT
                                          BALANCES(2)      RISK BALANCES    BALANCES(2)      RISK BALANCES     BALANCES(2)      RISK BALANCES
                                           --------           --------       --------           --------        --------           --------
                                                                                 REPORTED AMOUNTS
                                           ------------------------------------------------------------------------------------------------
                                                                                    NIS MILLIONS
                                           ------------------------------------------------------------------------------------------------

ASSETS
Cash and deposits with banks                  591.5              118.3           33.1                6.1           575.3              115.1
Securities                                     45.6               35.5           40.3               32.9            37.9               32.7
Credit to the public (1)                      404.5              401.0        4,670.5           (1)425.4         5,107.1           (1)403.8
Credit to governments and perpetual
  deposits with the Israeli Treasury           32.4                  -          894.0                  -            32.7                  -
Premises and equipment                          0.5                0.5            0.6                0.6             0.5                0.5
Other assets                                    2.5                0.2            6.9                1.3             3.3                0.5
                                           --------           --------       --------           --------        --------           --------

Total assets                                1,077.0              555.5        5,645.4              466.3         5,756.8              552.6
                                           ========           ========       ========           ========        ========           ========

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS
Transactions representing credit risk         133.9              119.2          134.8              119.6           142.5              127.6
Derivative financial instruments              288.6                5.8           47.5                0.9           120.0                2.4
                                           --------           --------       --------           --------        --------           --------
Total off-balance sheet financial
  instruments                                 422.5              125.0          182.3              120.5           262.5              130.0
                                           --------           --------       --------           --------        --------           --------

Total credit risk assets                    1,499.5              680.5        5,827.7              586.8         6,019.3              682.6
Market risk                                       -              123.7              -              490.1               -              386.8
                                           --------           --------       --------           --------        --------           --------

Total risk assets                           1,499.5              804.2        5,827.7            1,076.9         6,019.3            1,069.4
                                           ========           ========       ========           ========        ========           ========

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2)  Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                                     F - 55

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 8 - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
         BANKS (CONT.)

C.   RATIO OF CAPITAL TO RISK COMPONENTS

                                                                            JUNE 30         JUNE 30       DECEMBER 31
                                                                             2009            2008            2008
                                                                           --------        --------        --------
                                                                               %               %              %
                                                                           --------        --------        --------

Ratio of first tier capital to risk components                                 12.1            17.7             9.2
Ratio of second tier capital to risk components                                12.1            17.7             9.2
                                                                           --------        --------        --------

Ratio of total first and second tier capital to risk components                24.2            35.4            18.4
                                                                           ========        ========        ========

                                     F - 56

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 9 - REPORT ON ASSETS AND LIABILITIES BY LINKAGE BASES

REPORTED AMOUNTS

                                                                              JUNE 30, 2009 (UNAUDITED)
                                           ---------------------------------------------------------------------------------------------
                                                                             FOREIGN CURRENCY OR LINKED
                                               ISRAELI CURRENCY                        THERETO
                                           -------------------------          -------------------------
                                                            LINKED TO           US               OTHER        NON-MONETARY
                                           UNLINKED          THE CPI           DOLLAR          CURRENCIES        ITEMS            TOTAL
                                           -------           -------          -------           -------          -------         -------
                                         NIS MILLIONS     NIS MILLIONS     NIS MILLIONS      NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                           -------           -------          -------           -------          -------         -------

ASSETS
Cash and deposits
 with banks                                  430.1              16.6            144.7               0.1                -           591.5
Securities                                       -               4.5                -                 -             41.1            45.6
Credit to the public                          62.7             228.5            100.7              12.6                -           404.5
Credit to governments                            -               1.6                -                 -                -             1.6
Fixed assets                                     -                 -                -                 -              0.5             0.5
Other assets                                   2.4                 -                -                 -              0.1             2.5
Perpetual deposits with
 the Israeli Treasury                            -                 -             30.8                 -                -            30.8
                                           -------           -------          -------           -------          -------         -------

Total assets                                 495.2             251.2            276.2              12.7             41.7         1,077.0
                                           -------           -------          -------           -------          -------         -------

LIABILITIES
Deposits of the public                        18.9               7.7              0.1                 -                -            26.7
Deposits of banks                                -                 -                -                 -                -               -
Deposits of the Government                       -             207.5            100.1                 -                -           307.6
Perpetual deposit                              0.1                 -                -                 -                -             0.1
Other liabilities                             30.3              33.5              0.8                 -                -            64.6
Non-participating shares                         -                 -            355.6                 -                -           355.6
Preferred participating shares                   -                 -            215.1                 -                -           215.1
                                           -------           -------          -------           -------          -------         -------

Total liabilities                             49.3             248.7            671.7                 -                -           969.7
                                           -------           -------          -------           -------          -------         -------

Difference                                   445.9               2.5           (395.5)             12.7             41.7           107.3

Forward transactions, net                   (146.6)                -            158.9             (12.3)               -               -
                                           -------           -------          -------           -------          -------         -------

Options out of the money, net*               (97.6)                -             97.6                 -                -               -
                                           -------           -------          -------           -------          -------         -------

Total                                        201.7               2.5           (139.0)              0.4             41.7           107.3
                                           =======           =======          =======           =======          =======         =======

Options out of the money, net**             (119.7)                -            119.7                 -                -               -
                                           -------           -------          -------           -------          -------         -------

*    In terms of the base assets.

**   Discounted par value.

                                     F - 57

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 9 - REPORT ON ASSETS AND LIABILITIES BY LINKAGE BASES (CONT'D)

REPORTED AMOUNTS

                                                                                JUNE 30, 2008 (UNAUDITED)
                                          --------------------------------------------------------------------------------------------------
                                                                                FOREIGN CURRENCY OR LINKED
                                              ISRAELI CURRENCY                           THERETO
                                          --------------------------           ----------------------------
                                                           LINKED TO              US               OTHER         NON-MONETARY
                                          UNLINKED          THE CPI             DOLLAR           CURRENCIES          ITEMS           TOTAL
                                          --------          --------           --------            --------         --------        --------
                                        NIS MILLIONS      NIS MILLIONS       NIS MILLIONS        NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                          --------          --------           --------            --------         --------        --------

ASSETS
Cash and deposits
 with banks                                   18.7               2.4               11.9                 0.1                -            33.1
Securities                                       -               0.2                  -                   -             40.1            40.3
Credit to the public                          85.1             260.0            4,315.5                 9.9                -         4,670.5
Credit to governments                            -               3.5               17.6                   -                -            21.1
Fixed assets                                     -                 -                  -                   -              0.6             0.6
Other assets                                   6.2               0.4                  -                   -              0.3             6.9
Perpetual deposits with
 the Israeli Treasury                            -             873.0                  -                   -                -           873.0
                                          --------          --------           --------            --------         --------        --------

Total assets                                 110.0           1,139.5            4,345.0                10.0             41.0         5,645.5
                                          --------          --------           --------            --------         --------        --------

LIABILITIES
Deposits of the public                        21.4              17.6                0.5                   -                -            39.5
Deposits of banks                            372.1                 -                  -                   -                -           372.1
Deposits of the Government                       -             243.7            4,322.3                   -                -         4,566.0
Perpetual deposit                              0.1                 -                  -                   -                -             0.1
Capital notes                                    -                 -               17.6                   -                -            17.6
Other liabilities                             20.9              40.3                1.3                   -              0.3            62.8
Non-participating shares                         -                 -              240.5                   -                -           240.5
Preferred participating shares                   -                 -              148.7                   -                -           148.7
                                          --------          --------           --------            --------         --------        --------

Total liabilities                            414.5             301.6            4,730.9                   -              0.3         5,447.3
                                          --------          --------           --------            --------         --------        --------

Difference                                  (304.5)            837.9             (385.9)               10.0             40.7           198.2

Forward transactions, net                    (23.6)             35.0                  -               (11.4)               -               -
                                          --------          --------           --------            --------         --------        --------

Total                                       (328.1)            872.9             (385.9)               (1.4)            40.7           198.2
                                          ========          ========           ========            ========         ========        ========

                                     F - 58

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 9 - REPORT ON ASSETS AND LIABILITIES BY LINKAGE BASES (CONT'D)

REPORTED AMOUNTS

                                                                              DECEMBER 31, 2008
                                     -------------------------------------------------------------------------------------------------
                                                                          FOREIGN CURRENCY OR LINKED
                                          ISRAELI CURRENCY                        THERETO
                                     --------------------------          ----------------------------
                                                      LINKED TO             US                OTHER        NON-MONETARY
                                     UNLINKED          THE CPI            DOLLAR            CURRENCIES         ITEMS           TOTAL
                                     --------          --------          --------            --------         --------        --------
                                   NIS MILLIONS      NIS MILLIONS      NIS MILLIONS        NIS MILLIONS     NIS MILLIONS    NIS MILLIONS
                                     --------          --------          --------            --------         --------        --------

ASSETS
Cash and deposits
 with banks                             558.9               1.2              15.1                 0.1                -           575.3
Securities                                  -               0.2                 -                   -             37.7            37.9
Credit to the public                     73.8             235.1           4,785.4                12.8                -         5,107.1
Credit to governments                       -               2.8                 -                   -                -             2.8
Fixed assets                                -                 -                 -                   -              0.5             0.5
Other assets                              2.4               0.5                 -                   -              0.4             3.3
Perpetual deposits with
 the Israeli Treasury                       -                 -              29.9                   -                -            29.9
                                     --------          --------          --------            --------         --------        --------

TOTAL ASSETS                            635.1             239.8           4,830.4                12.9             38.6         5,756.8
                                     --------          --------          --------            --------         --------        --------

LIABILITIES
Deposits of the public                   17.5               9.1               0.1                   -                -            26.7
Deposits of
 the Government                             -             225.9           4,796.7                   -                -         5,022.6
Perpetual deposit                         0.1                 -                 -                   -                -             0.1
Other liabilities                        24.6              37.3               0.9                 1.1                -            63.9
Non participating shares                    -                 -             335.8                   -                -           335.8
Participating shares                        -                 -             203.6                   -                -           203.6
                                     --------          --------          --------            --------         --------        --------

Total liabilities                        42.2             272.3           5,337.1                 1.1                -         5,652.7
                                     --------          --------          --------            --------         --------        --------

Difference                              592.9             (32.5)           (506.7)               11.8             38.6           104.1

Forward transactions, net               (95.9)             35.8              71.6               (11.5)               -               -
                                     --------          --------          --------            --------         --------        --------

Total                                   497.0               3.3            (435.1)                0.3             38.6           104.1
                                     ========          ========          ========            ========         ========        ========

                                     F - 59

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 10 - CONTINGENT LIABILITIES AND COMMITMENTS

                                               JUNE 30          JUNE 30        DECEMBER 31
                                                2009             2008            2008
                                             ------------     ------------    ------------
                                               REPORTED         REPORTED       REPORTED
                                               AMOUNTS          AMOUNTS         AMOUNTS
                                             ------------     ------------    ------------
                                             NIS MILLIONS     NIS MILLIONS    NIS MILLIONS
                                             ------------     ------------    ------------

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                       114.2            114.4            122.7
Guarantees to apartment purchasers                15.8             16.0             15.8
Other guarantees and liabilities                   3.9              4.4              4.1

     B.   OTHER LIABILITIES AND COMMITMENTS

Rental contract in respect of offices          (*) 0.5              1.3              0.8
Outsourced computer services                  (**) 3.0              1.1          (*) 3.0
Storage and archive services                       0.1              0.2              0.1

     *    This amount includes NIS 0.3 million in respect of the annual cost of the rent of the new offices to which the Bank is expected to move at the end of August 2009. The term of the rental is two years and the
          Bank has the option of terminating the rental on advance notice of four months, commencing on April 1, 2010.

     **   This amount represents the annual cost in respect of the outsourcing agreement. The current agreement is set to expire on December 10,
          2011. Commencing on January 1, 2010, the Bank has the option of giving advanced notice of six months in respect of termination of the service.

     C.   LEGAL CLAIMS

     Legal actions were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the motion to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal actions against the Bank in material amounts:

     1)   In May 2009, the Bank was served with a notice of appeal notification that was filed in November 2008 with the National Labor Court by two former senior employees of the Bank. The plaintiffs are appealing the court decision that rejected their claim against the Bank. In 2004, these two employees filed suit against the Bank claiming an amount of
          NIS 2.3 million (both together) in 2002 values in respect of various benefits due in connection with their resignation from the Bank in
          2002. The Bank is prohibited from making such payments due to the lack of approval of the Supervisor of Wages and Labor Agreements in the
          Finance Ministry. Alternatively, the two employees claimed salary increases which they allegedly waived in consideration of such benefits. During 2005, the employees filed a petition for a partial verdict in an amount of NIS 415,000 (in 2002 values) in respect of amounts which were approved by the Supervisor of Wages during the investigation of the suit. In its decision rendered in 2008, the
          District Labor Court rejected the suit in its entirety, including the petition requesting the amount of NIS 415,000. The appeal is being handled by an attorney on behalf of the Bank.

                                     F - 60

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 10 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     2)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank overcharged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney. The Bank filed a countersuit in respect of the debit balance with the Bank.

     3)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
          According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the
          Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

     4)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     5)   In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy. On June 29, 2008, a court decision was rendered, as part of which the mediation agreement between the parties to the suit was approved, whereby all of the disputes between them were resolved, without the former manager of the
          Bank, who was one of the defendants, being required to make any payments. To the best of the knowledge of the Bank, to date, the repayment of the compromise amount has not yet been completed by the parties who undertook to make the payment.

                                     F - 61

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 10 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     In the opinion of management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to approximately NIS 2 million.

     D.   NON-REPORTING IN THE U.S. REGARDING SHARES CONSIDERED "ABANDONED"

     The Bank's D and DD preference shares were issued in the U.S., as were some of the C and CC preference shares and capital notes of the Bank. According to U.S. state law, under certain circumstances, a security that is unclaimed is considered to be "abandoned" and it must be reported to the state in which the last residence of the owner of the security is located.
     This state is also entitled to take ownership of the security. The same applies to the payment of a dividend and/or interest and/or redemption payments in respect of securities not collected by the holders of the securities which, when certain conditions are fulfilled, are also considered to be "abandoned" and which must be reported and transferred.
     The shares and capital notes were issued in the U.S. many years ago and the ongoing handling of the securities was done by an agent in the U.S. The information which reached the Bank indicates that no reports were filed with the various states and as a result the securities became "abandoned"
     as well as payments in respect of the securities of the Bank which were not collected. Failure to file the required reports and the resultant non-transfer of the securities and/or the payments, may expose the bank to financial sanctions. This issue raises the question of "choice of law". Is the U.S. law the law that applies to the securities or is it Israeli law?
     There are other issues as well, such as the likelihood of sanctions and the possibility of having them cancelled, and to what extent the Bank is liable for the failure to report and transfer. In accordance with the decision of the Board of Directors of the Bank at the end of 2008, the Bank instructed the agent in the U.S. to execute the reporting and the transfer to the states of the shares of the Bank and the dividends in respect thereof in the U.S. in respect of the shares that became "abandoned" and concurrently, the Bank informed the Administrator General in Israel of the Bank's instructions to its agent. The Administrator General is the entity that, in accordance with the Administrator General Law - 1978, is entitled to take over management of "abandoned property". Further to contacts made between the Bank and the Administrator General, both written and oral, notice was given to the Bank by the Administrator General whereby the Administrator
     General Law - 1978 does not apply to dividends in the U.S. that became
     "abandoned" and that the Administrator General would take no steps in connection with such dividends. To the best of the understanding of the
     Bank, this position relates also to the shares of the Bank held by residents of the U.S. and which became "abandoned". The agent in the U.S.
     has taken steps in recent months in an additional attempt to locate shareholders, with whom contact has been lost. The Bank was recently informed by the agent in the U.S. that the attempts to identify the holders have ceased and that the process of reporting and transferring to the U.S.
     states will commence at the end of next month. According to a report furnished by the agent to the Bank, the par value of the shares that became abandoned according to U.S. law amounts to $183,000 and the amounts of the dividends that became abandoned totaled $826,000. The Capital Notes of the
     Bank were redeemed on December 31, 2008. The Bank was informed by the U.S.
     agent that he still has in his possession approximately $1.8 million of the redemption funds that have not been claimed. According to the reports of the agent, these funds are still not considered to be "abandoned" by U.S.
     law. At present, it is unclear as to whether there are also interest payments on the Capital Notes that have not been claimed and/or have become
     "abandoned" under U.S. law.

     At this stage, the Bank is unable to assess the financial consequences, if at all, of these matters on the Bank.

                                     F - 62

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 10 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     E.   OFF-BALANCE SHEET COMMITMENTS IN RESPECT OF ACTIVITY BY DEGREE OF
          COLLECTION * AS OF THE END OF THE PERIOD

                                                                       JUNE 30            JUNE 30        DECEMBER 31
                                                                        2009               2008             2008
                                                                      --------           --------         --------
                                                                      REPORTED           REPORTED         REPORTED
                                                                       AMOUNTS           AMOUNTS           AMOUNTS
                                                                      --------           --------         --------
CREDIT FROM DEPOSITS BY DEGREE OF COLLECTION (1)                   NIS MILLIONS        NIS MILLIONS     NIS MILLIONS
                                                                      --------           --------         --------

Unlinked Israeli currency                                                311.5              335.0            334.8
Linked Israeli currency                                                    4.0                3.7              3.7
Foreign currency                                                         175.1              150.0            169.8
                                                                      --------           --------         --------
Total credit as above                                                    490.6              488.7            508.3
                                                                      --------           --------         --------
CREDIT TO THE ELECTRIC COMPANY FROM THE DEPOSITS BY DEGREE
  OF COLLECTION (2)                                                    4,733.2                  -                -
                                                                      --------           --------         --------
TOTAL CREDIT FROM DEPOSITS BY DEGREE OF COLLECTION                     5,223.8              488.7            508.3
                                                                      ========           ========         ========

     *    Credit and deposits from deposits, the repayment of which to the depositor is contingent upon the collection of the credit (or the deposits)

     1)   The aforementioned credit and deposits derive mainly from agreements made with the State of Israel for the granting of credit as part of:

          -    Loans earmarked for research and development.

          -    Loans as part of the Small Business Fund.

          -    Loans granted as part of Amendment 39 of the Law for the
               Encouragement of Capital Investment.

          At present, the Bank does not have an interest margin or collection commission in respect of the handling of this credit. The balances as of June 30, 2009 include balances of NIS 485.9 million which are past due (as of June 30, 2008 - NIS 484.4 million, as of December 31, 2008
          - NIS 503.9 million). According to the summary of the deliberations that was signed on June 29, 2009 between the Bank and the Treasury, the right to the rest of the collection of this credit would be transferred to the Bank and the deposit of the treasury would be forfeited. The summary of the deliberations are subject to the approval of the required parties in the Controller General's division and to the approval of the institutions of the Bank, including the general shareholders meeting (see Note 16).

     2)   Until June 15, 2009, the credit placed at the disposal of the Electric
          Company and the government deposits used as a source for such credit were presented in the balance sheet as part of credit to the public and government deposits. From that date and thereafter, as a result of the change in the deposit agreement with the Treasury, the credit and the government deposit used as a source of the credit were set off against one another and they are included in the off-balance sheet commitments in respect of activity by degree of collection. On June
          30, 2008 and December 31, 2008, the credit and the government deposits were included in the balance sheet of the Bank. According to the summary of the deliberations signed on June 24, 2009 between the Bank and the Treasury, the loans granted to the Electric Company by the
          Bank and the deposits by degree of collection placed by the State against the loans will be assigned to the State. The summary of the deliberations are subject to the approval of the required parties in the Controller General's division and to the approval of the institutions of the Bank, including the general shareholders meeting
          (see Note 16).

                                     F - 63

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 11 - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
          PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                                  JUNE 30, 2009                 JUNE 30, 2008                   JUNE 30, 2009
                             ---------------------         ------------------------        ------------------------
                                REPORTED AMOUNTS              REPORTED AMOUNTS                 REPORTED AMOUNTS
                             ---------------------         ------------------------        ------------------------
                          NIS MILLIONS  NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                             --------     --------         --------        --------        --------        --------
                             CPI/SHEKEL    FOREIGN       CPI/SHEKEL        FOREIGN       CPI/SHEKEL        FOREIGN
                             INTEREST     CURRENCY        INTEREST        CURRENCY        INTEREST        CURRENCY
                             CONTRACTS    CONTRACTS       CONTRACTS       CONTRACTS       CONTRACTS       CONTRACTS
                             --------     --------         --------        --------        --------        --------

Forward contracts                   -        172.6             35.9            11.4            36.4            83.8
Options written                     -        117.7                -               -               -               -
Options purchased                   -        120.0                -               -               -               -
                             --------     --------         --------        --------        --------        --------

Total                               -        410.3             35.9            11.4            36.4            83.8
                             ========     ========         ========        ========        ========        ========

     2.   Gross fair value of derivative instruments ALM (1)

                                         JUNE 30, 2009                 JUNE 30, 2008                 JUNE 30, 2009
                                    -----------------------       -----------------------       -----------------------
                                       REPORTED AMOUNTS               REPORTED AMOUNTS              REPORTED AMOUNTS
                                    -----------------------       -----------------------       -----------------------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                    --------       --------       --------       --------       --------       --------
                                   CPI/SHEKEL       FOREIGN      CPI/SHEKEL      FOREIGN       CPI/SHEKEL      FOREIGN
                                    INTEREST       CURRENCY       INTEREST       CURRENCY       INTEREST       CURRENCY
                                   CONTRACTS      CONTRACTS      CONTRACTS       CONTRACTS      CONTRACTS      CONTRACTS
                                    --------       --------       --------       --------       --------       --------

Gross positive fair value                  -              -            0.4            0.2            0.4              -
Gross negative fair value                  -            2.0              -              -              -            1.1

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT
                                                                                          DECEMBER 31,
                                                            JUNE 30, 2009  JUNE 30, 2008     2008
                                                                -------       -------      -------
                                                               REPORTED      REPORTED      REPORTED
                                                                AMOUNTS       AMOUNTS      AMOUNTS
                                                                -------       -------      -------
                                                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                                -------       -------      -------
                                                              TOTAL BANKS   TOTAL BANKS   TOTAL BANKS
                                                                -------       -------      -------

Gross positive fair value of derivative instruments                   -           0.6          0.4
Off-balance sheet credit risk in respect of derivative
  instruments (2)                                                  29.2           4.7         12.0
                                                                -------       -------      -------

Total credit risk in respect of derivative instruments             29.2           5.3         12.4
                                                                =======       =======      =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

     (2)  Off-balance sheet credit risk relating to derivative instruments
          (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

                                     F - 64

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 11 - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
          PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                   JUNE 30, 2009
                                      -------------------------------------
                                                 REPORTED AMOUNTS
                                      -------------------------------------
                                       UP TO        FROM 3 MONTHS
                                      3 MONTHS        TO 1 YEAR      TOTAL
                                      -------          -------      -------
                                    NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                      -------          -------      -------

Foreign currency contracts              410.3                -        410.3
                                      -------          -------      -------

Total                                   410.3                -        410.3
                                      =======          =======      =======

                                                      JUNE 30, 2008
                                         ---------------------------------------
                                                    REPORTED AMOUNTS
                                         ---------------------------------------
                                          UP TO       FROM 3 MONTHS
                                        3 MONTHS       TO 1 YEAR          TOTAL
                                         -------         -------         -------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                         -------         -------         -------

CPI/Shekel interest contracts                  -            35.9            35.9
Foreign currency contracts                  11.4               -            11.4
                                         -------         -------         -------

Total                                       11.4            35.9            47.3
                                         =======         =======         =======

                                                     DECEMBER 31, 2008
                                         -------------------------------------
                                                     REPORTED AMOUNTS
                                         -------------------------------------
                                          UP TO        FROM 3 MONTHS
                                        3 MONTHS         TO 1 YEAR      TOTAL
                                         -------          -------      -------
                                      NIS MILLIONS     NIS MILLIONS  NIS MILLIONS
                                         -------          -------      -------

CPI/Shekel interest contracts               36.4                -         36.4
Foreign currency contracts                  83.8                -         83.8
                                         -------          -------      -------

Total                                      120.2                -        120.2
                                         =======          =======      =======

                                     F - 65

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 12 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                      THREE MONTHS ENDED JUNE 30,         SIX MONTHS ENDED JUNE 30,
                                                      -------------------------           -------------------------
                                                        2009             2008              2009              2008
                                                      -------           -------           -------           -------
                                                    NIS MILLIONS      NIS MILLIONS     NIS MILLIONS        NIS MILLIONS
                                                      -------           -------           -------           -------
                                                    (UNAUDITED)                         (UNAUDITED)
                                                      -------           -------           -------           -------

A.     DERIVING FROM ASSETS:
Credit to the public (1)                               (198.4)           (141.3)            384.5            (435.7)
Credit to governments                                       -               0.1                 -               0.1
Deposits with banks                                      (8.2)             (0.4)             (2.7)             (0.9)
                                                      -------           -------           -------           -------
                                                       (206.6)           (141.6)            381.8            (436.5)
                                                      -------           -------           -------           -------

B.     DERIVING FROM LIABILITIES
Deposits of the public                                   (0.3)             (0.9)             (0.4)             (1.5)
Deposits of the Government (1)                          202.1             148.1            (374.8)            449.8
Deposits of Bank of Israel                                  -              (3.1)                -              (7.1)
                                                      -------           -------           -------           -------
                                                        201.8             144.1            (375.2)            441.2
                                                      -------           -------           -------           -------

C.     DERIVING FROM DERIVATIVE
       FINANCIAL INSTRUMENTS
Net income (expenses) from ALM derivative
  instruments (*)                                       (18.4)              1.9               1.5               1.5
                                                      -------           -------           -------           -------
                                                        (18.4)              1.9               1.5               1.5
                                                      -------           -------           -------           -------

D.     OTHER
Commissions from financing operations                     2.3               2.0               4.9               4.2
Other financing income**                                 12.0               7.1              18.6              16.6
Other financing expenses                                 (2.1)             (2.1)             (6.8)             (4.3)
                                                      -------           -------           -------           -------
                                                         12.2               7.0              16.7              16.5
                                                      -------           -------           -------           -------
Total profit (loss) from financing
  operations before allowance for
  doubtful debts                                        (11.0)             11.4              24.8              22.7
                                                      =======           =======           =======           =======

Including - exchange rate differences, net              (15.8)             (4.0)             (6.2)             (6.3)
                                                      =======           =======           =======           =======

*    Derivative financial instruments comprising
     part of the asset and liability
     management system of the Bank, not
     designated for hedging purposes.

**   Including income from interest
     collected in respect of
     problematic debts                                   12.0               7.0              18.6              16.0
                                                      =======           =======           =======           =======

     1)   Income from credit to the public and the expense in respect of the government deposits include interest and exchange rate differentials in respect of the credit to the Electric Company and the government deposits which served as the source of such credit until June 15,
          2009. Commencing on June 16, 2009, the credit and the deposits are no longer included in the balance sheet of the Bank (see Note 6 and Note
          10E).

                                     F - 66

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 13 - PROFIT (LOSS) FROM INVESTING IN SHARES

                                                       THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                                        ----------------------         ----------------------
                                                          2009          2008             2009          2008
                                                        -------        -------         -------        -------
                                                     NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                        -------        -------         -------        -------

Dividends on available for sale shares                      1.4            1.2             1.4            1.9
Gains (losses) on sale of available for sale
  shares                                                    0.2           (0.8)              -           (2.2)
                                                        -------        -------         -------        -------

Total gains on investment in shares                         1.6            0.4             1.4           (0.3)
                                                        =======        =======         =======        =======

NOTE 14 - DIVIDEND AND EXCHANGE RATE DIFFERENTIALS ON PREFERENCE SHARES

     The issued share capital of the Bank includes dollar-linked preference shares. In the past, the Bank deposited the proceeds received from the issuance of these shares as a perpetual deposit with the Treasury of the
     State of Israel. The deposit was linked to the higher of the Index or the dollar. The interest on the deposit served as a source for payment of the dividend to the preferred shareholders of the Bank (for details regarding the cessation of the distribution of the dividend, see Note 15).

     On December 31, 2008, the major portion of the perpetual deposit was repaid, as part of the first stage of the Compromise and Arrangement Plan pursuant to Article 350 of the Companies Law between the Bank and its shareholders (for details regarding the Compromise and Arrangement Plan, see Note 1). Until December 31, 2008, linkage differentials in respect of the perpetual deposit on the one hand and exchange rate differentials in respect of the preference shares on the other were carried directly to the statement of changes in shareholders' equity of the Bank, under an item entitled "Accrued difference from translation of an Index-linked deposit", without their being reflected in the Statement of Income of the Bank.
     Commencing from January 1, 2009, further to the repayment of most of the perpetual deposit, the exchange rate differentials in respect of the preference shares and the current accrual of the dividend to the credit of the preferred shareholders are expensed in the Statement of Income, as a result of their being classified from an accounting standpoint as a liability. For details of the accounting policy regarding this issue, see
     Note 1D of the financial statements as of December 31, 2008.

                                     F - 67

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

     The following table presents the composition of the expense in respect of the preference shares:

                                                                          THREE MONTHS ENDED SIX MONTHS ENDED
                                                                            JUNE 30, 2009    JUNE 30, 2009
                                                                               -------          -------
                                                                             NIS MILLIONS     NIS MILLIONS
                                                                               -------          -------

A. IN RESPECT OF NON-PARTICIPATING PREFERENCE SHARES
   Expense (income) in respect of exchange rate differentials                    (24.1)            10.3
   Accumulation of dividend                                                        4.7              9.4
   Less: Exchange rate differentials in respect of the balance of the perpetual deposit with the Treasury in respect of
     non-participating preference shares                                           2.1             (0.9)
                                                                               -------          -------

   Total net expense (income) carried to the statement of income in
     respect of non-participating preference shares                              (17.3)            18.8
                                                                               -------          -------

B. IN RESPECT OF PARTICIPATING PREFERENCE SHARES
   Expense (income) in respect of exchange rate differentials                    (14.6)             6.3
   Accumulation of dividend                                                        2.6              5.2
                                                                               -------          -------

   Total net expense (income) carried to the statement of income in
     respect of participating preference shares                                  (12.0)            11.5
                                                                               -------          -------

   TOTAL EXPENSE (INCOME) CARRIED TO THE STATEMENT OF INCOME IN
     RESPECT OF PREFERENCE SHARES                                                (29.3)            30.3
                                                                               =======          =======

                                     F - 68

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 15 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF THE PREFERENCE SHARES

     Since the third quarter of 2002, during the course of which the Bank distributed to its preferred shareholders and to the holders of its
     Ordinary Preference shares, the quarterly dividend in respect of Q2/2002, no dividend whatsoever has been distributed by the Bank.

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of 1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preference dividend that was related to the second quarter of 2002. Following the losses of the Bank in
     2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law -
     1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. The hearing on the two originating motions was consolidated. The court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved. On August 5, 2007, a ruling was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest on the perpetual deposits does not accrue.

     At its meeting on October 9, 2007, the Board of Directors of the Bank
     discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the
     Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. The Bank's appeal was submitted to the Supreme Court on January 8, 2008.

                                     F - 69

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 15 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF THE PREFERENCE SHARES
          (CONT.)

     At the aforementioned meeting, the Board of Directors of the Bank also discussed the ramifications of the aforementioned ruling on the continuation of its policy regarding the distribution of the dividend on the preferred shares (Preferred C, CC, CC1, D and DD shares). In view of the stipulation of the ruling pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed
     (a stipulation which the Bank is not appealing), and after the Board of
     Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the ruling no longer gain anything by the non-distribution of the dividend), the Board of Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting) to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which are present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance
     Ministry, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution -
     prior or concurrent - of the preferred dividend in arrears on those shares
     (since, in view of the wording of the ruling, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of Association and to empower the chairman of the board to set the date for its convening; 3) to petition the
     Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the
     Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income).

     In accordance with the aforementioned decision of the Board of Directors of the Bank, the general meeting of the Bank convened on January 7, 2008, and on its agenda were the aforementioned proposals to amend the Articles of
     Association of the Bank, so that the Articles of Association would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's Articles of Association. The Bank announced that it did not object to adding the State, as requested.

     As part of the Arrangement Plan between the Bank and its shareholders, which was approved by the court on November 24, 2008, it was stipulated that upon the approval of the plan, the originating motion submitted by the aforementioned financial institutions against the Bank will be rejected, as well as the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury.

     Accordingly, a short time after the aforementioned approval of the plan, the appropriate petitions were filed to reject both the originating motion of the aforementioned financial institutions and the appeal of the Bank, and the motion and the appeal were rejected, as requested.

                                     F - 70

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 15 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF THE PREFERENCE SHARES
         (CONT.)

     The Arrangement Plan that was approved contains two alternative scenarios, each of which includes stipulations or results regarding the issue of the dividend that accrued on the C, CC, CC1, D, and DD shares:

     SCENARIO I - the sale of the shares of the Bank, in accordance with the
     Arrangement Plan, by December 31, 2009.

     In this case, the D and DD shares not held by the State of Israel will be redeemed in accordance with the terms of redemption set out in the terms of the issuance of those shares, so that as part of the redemption, the D and
     DD shareholders will be paid the full preference dividend in arrears that accrued on their shares in respect of the period from July 1, 2002 up to and including the day preceding the date of redemption (such arrears will be paid back-to-back by the State to the Bank as interest on its perpetual deposits with the Treasury in respect of that period).

     The D and DD shares held by the State will not be redeemed, rather they will constitute part of the sold shares and the State will not receive for them the preference dividend in arrears accrued thereupon.

     The C, CC, and CC1 shares will constitute part of the sold shares, and the holders thereof will not receive the preference dividend in arrears that accrued on their shares. Notwithstanding, the calculation of their share of the consideration of the overall sale also takes into account their claim to receive the dividend in arrears.

     The shareholders will waive all claims against the Bank, including regarding the distribution or non-distribution of a dividend, including the cumulative dividend in arrears.

     SCENARIO II - the sale of the shares of the Bank, in accordance with the
     Arrangement Plan, will not be completed by December 31, 2009.

     In this case:

     o    On December 31, 2009, or when a liquidation order is issued against the Bank, or when a resolution for voluntary liquidation is passed by the General Meeting of the Bank (the earliest of these three options), the Bank will pay the holders of the C, CC, and CC1 shares (and will receive back-to-back from the State as interest on the perpetual deposits of the Bank with the Treasury in respect of the period until their return to the Bank) half of the preferred dividend in arrears, at an annual rate of 6% that accrued on their shares in respect of the period July 1, 2002 - July 31, 2008, plus linkage differentials and interest by law.

     o    The holders of the C, CC, and CC1 shares will waive all claims against the Bank, regarding the non-distribution of a dividend in the period starting July 1, 2002 and ending on the date of the payment of the dividend in arrears, without such waiver constituting a derogation of their rights pursuant to the articles of the Bank to the accrual of a preference dividend in respect of their shares, including in respect of the aforementioned period.

     o    The State will waive all claims against the Bank, the receiver of the
          Bank, and the liquidation fund of the Bank in connection with 50% of the preference dividend in arrears that accrued on the D and DD shares held by the State, in respect of the period that began on July 1, 2002 and ended on July 31, 2008.

     o    The Bank will waive all claims against the State in connection with the payment of interest on the perpetual deposits held by it with the
          Treasury, except for that part thereof that reflects the proceeds of the issue of the D and DD shares held by the public.

                                     F - 71

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 15 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT.)

     The significance of the aforementioned stipulations of the Arrangement Plan is as follows:

     PARTICIPATING PREFERENCE SHARES (C, CC, CC1) - In the event that the sale of the shares of the Bank is not consummated by December 31, 2009, they will receive half of the preferred dividend (at an annual rate of 6%)
     accrued in respect of their shares from July 1, 2002 through July 31, 2008, in a total amount of NIS 28.1 million (plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment).
     Concurrently, the Bank will receive an identical amount from the State as interest on the perpetual deposits of the Bank with the Treasury. In view of this, the abovementioned amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend accrued on the shares from July 1, 2002 through June 30, 2009, in an amount of NIS
     41.3 million (as of December 31, 2008 - NIS 35.0 million), was added to the liability in respect of the preference shares. In the event that the sale of the shares of the Bank as part of the Arrangement is implemented, the preferred shareholders waive all of their claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD) HELD BY THE STATE - In the
     event that the sale of the shares of the Bank is not consummated by
     December 31, 2009, the State will waive half of the preferred dividend (at an annual rate of 7.5%) accrued on its shares from July 1, 2002 until July
     31, 2008, in an amount of $14.6 million. Therefore, this amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend that accrued on these shares from July 1, 2002 until
     June 30, 2009, in an amount of NIS 74.4 million (December 31, 2008 - NIS
     63.0 million), was added to the liability in respect of these preference shares. In the event that the sale of the shares of the Bank as part of the
     Compromise and Arrangement Plan is implemented, the State as the holder of these shares waives all of its claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD) HELD BY THE PUBLIC - The
     right of the shareholders to receive the preferred dividend in arrears that accrued on their shares is fully preserved. The amount of the preferred dividend that accrued on these shares is NIS 16.2 million as of June 30,
     2009 (December 31, 2008 - NIS 14.6 million). This amount was not recorded in the financial statements and it is equal to the amount of the interest on the balance of the perpetual deposits of the Bank with the Treasury which was also not recorded in the financial statements of the Bank. In the event that the sale of the shares of the Bank as part of the Compromise and
     Arrangement Plan is implemented, the Bank will redeem these shares at their dollar value and will pay the entire dividend in arrears. Concurrently, the
     State will pay the Bank as interest on the perpetual deposit the entire dividend in arrears in respect of these shares.

                                     F - 72

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 16 - SUMMARY OF THE DELIBERATIONS BETWEEN THE BANK AND THE TREASURY

     In view of the progress made in the process of privatizing the Bank, the
     Bank and the Treasury held deliberations in the first half of 2009 in connection with the repayment of the government deposits with the Bank and with the settlement of mutual monetary claims between the Bank and the
     State. Further to these deliberations, on June 29, 2009, a protocol summarizing the deliberations was signed between the Bank and the Finance
     Ministry (the Controller General's Office), according to which:

     o    The loans of the Bank to the Electric Company (the balance of which as of June 30, 2009 amounted to NIS 4,733 million) and the deposits of the State with the Bank which served as a source for such loans, will be assigned to the State and the Bank will receive an amount of NIS
          0.5 million as compensation for the loss of the margin.

     o    The Bank will make early repayment of the deposits made by the
          Treasury with the Bank and which served as the source for the loans for which the Bank was liable. The Bank will pay an early redemptions fee of NIS 5 million. The total balance of the deposits as of June 30,
          2009 amounted to NIS 308 million. After the repayment is made, there will be no State deposits on the balance sheet of the Bank.

     o    The Bank will pay the State an amount of NIS 12.5 million in respect of the settlement of mutual claims between the Bank and the State in connection with the credit granted by the Bank in the past that was either partially or fully secured by a State guarantee, and in respect of the transfer of the right to the rest of the collection of these credits to the Bank. The government deposits that served as the source for the granting of the State-guaranteed credit will be forfeited.

     o    The State will pay the Bank an amount of NIS 8.1 million in respect of the management of the State-guaranteed credit it granted in the past and in respect of the share of the State in the expenses of managing the Bank's securities, the proceeds of which was deposited with the
          Treasury.

     o    The Bank will refund to the State an amount of NIS 8.6 million in respect of tax advances returned to the Bank and which were paid by the Bank, with state funding, in respect of interest on its perpetual deposits with the Treasury.

     According to the protocol, in addition to the returning to the State of the balance of its deposits with the Bank (at their value on the date of repayment), the Bank will pay the State in respect of the aforementioned mutual accountings (including the early redemption fee and including in respect of the right to the rest of the collections of the State-guaranteed credit) an amount of NIS 17.5 million. The objective of the above protocol is to settle the mutual claims and to finalize the accounting between the
     Bank and the State in various matters, thereby simplifying and clarifying the relationship between the Bank and the State in advance of the expected privatization of the Bank.

     The protocol states that the agreements reached are subject to the approval of all of the required parties in the Controller General's division and to the approval of the institutions of the Bank including the general shareholders meeting. The State is a "controlling shareholder" in the Bank, as that term is defined in Article 268 of the Companies Act - 1999 and, accordingly, (and under the assumption that we are dealing with an
     "extraordinary transaction"), the protocol requires the approval of the
     Audit Committee, the Board of Directors, and the General Shareholders
     Meeting of the Bank, in that order. In accordance with the Companies Act -
     1999, the Audit Committee may not grant its approval unless at the time of such approval, two external directors are serving on the committee. As publicized by the Bank, both in its immediate reports and in its financial statements as of March 31, 2009, the last external directors to serve at the Bank completed their tenures on March 22, 2009, and the appointment of new external directors was delayed until the a candidate was proposed to serve as the appointment of the State to the position of external director.
     The Bank was recently informed regarding the particulars of the candidate to serve as an external director of the Bank on behalf of the State, and the Bank announced that a general shareholders meeting would be held on
     September 3, 2009 to appoint the missing external directors. After appointment of the external directors, the Bank intends on implementing the process of approving the aforementioned protocol.

     The protocol stipulates that the agreement will go into effect after the required approvals are obtained and after a formal agreement is signed between the Bank and the State on the basis of and in accordance with the aforementioned protocol.

     The financial statements included provisions to cover the results of the protocol.

                                     F - 73

                               THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS OF JUNE 30, 2009
--------------------------------------------------------------------------------

NOTE 17 - TAXES ON INCOME

     The income of the Company is subject to corporate tax at the regular rate.
     According to the provisions of the Amendment to the Income Tax Ordinance -
     2005 legislated in August 2005, the corporate tax rate was to be gradually reduced and, as a result of the amendment, the corporate tax rate applicable in 2009 and thereafter are as follows: 2009 - 26%, 2010 and thereafter - 25%.

     On July 23, 2009, the Law of Economic Efficiency (Legislative Amendments to
     Implement the Economic Plan for 2009 and 2010) - 2009 was publicized in the official gazette. This law set out, among other things, an additional gradual reduction in the corporate tax rate in 2011 and thereafter, as follows: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, and
     2016 and thereafter - 18%.

     Since the Bank never generated deferred taxes in respect of tax losses, the aforementioned change is not expected to have an impact on the Bank's provision for taxes.

     In addition to corporate tax, as above, as a financial institution, the
     Bank is required to pay a profit tax, at the current rate (2009) of 15.5%
     on half of its annual income and 16.5% on the remaining half of the annual income. According to the provisions of Amendment No. 35 of the VAT Law -
     1975, commencing in 2008, payroll tax is deductible from the profit which serves as the basis for the calculation of profit tax (in 2008 - half of the payroll tax paid and in 2009 and thereafter - the full payroll tax that was paid).

     The reduction in corporate tax, as above, as well as the reduction in the rate of profit tax and payroll tax, results in a reduction in the overall tax rate (corporate tax and profit tax) applicable to the Bank, as follows:
     in 2009 - 35.93% on half of the annual income and 36.48% on the other half of the income, in 2010 - 35.62%, in 2011 - 34.20%, in 2012 - 33.33%, in
     2013 - 32.46%, in 2014 - 31.60%, in 2015 -30.74% and in 2016 and thereafter
     - 29.00%.

                                     F - 74